Form 10-K, Exhibit 13
period 1994-09-30
JOHNSON WORLDWIDE ASSOCIATES INC
filed 1994-12-22
CIK 788329

Management's Discussion and Analysis

   Results of Operations

   The following discussion includes comments and analysis relating to the Company's results of operations and financial condition for the three years ended September 30, 1994. This discussion should be read in conjunction with the consolidated financial statements and related notes that immediately follow this section. Comparisons reflect results from continuing operations.

   Summary of Consolidated Financial Results


   (millions of dollars,
   except per share amounts)  1994       1993     1992

   Net sales                  $284.3     $280.3   $275.8
   Gross profit                110.8      115.7    112.2
   Operating expenses(1)        91.9      104.5     92.6
   Operating profit(1)          18.9       11.2     19.6
   Interest expense              6.8        8.3     10.2
   Income from continuing
     operations(1)               8.1         .6      5.4
      Per common share           1.01        .08      .67


   (1) Includes pre-tax restructuring charges of $13 million and $4.5 million in 1993 and 1992, respectively.

   1994 vs 1993

   Net Sales

   Sales were $284.3 million in 1994 compared to $280.3 million in 1993, an increase of 1.4%. The sales increase as measured in U.S. dollars was positively impacted by the effect of stronger foreign currencies relative to the U.S. dollar in comparison to 1993.

   In North America, fishing products led the sales increase, primarily on the strength of Minn Kota electric trolling motors. The line of motors introduced in 1993 continues to increase Minn Kota's market share. Sales of camping products in North America decreased slightly overall as Old Town Canoe recorded gains while other camping products decreased. Diving sales increased in the U.S. market while marine product sales decreased, primarily due to elimination of certain non-strategic products in 1994.

   European sales as measured in U.S. dollars increased 5.8% from 1993, but increased less in local currencies. Fishing and camping products were contributors, increasing 12%, led by Jack Wolfskin's brand expansion. Diving products had a slight increase in sales and improved operating performance. Sales of marine products were flat, affected by the weak economy in France, which is their primary market, and a reduction in the number of products offered, but operating results improved.

   The Company's Japanese business recorded strong sales growth, reflecting a strong market for the Company's diving products, increased penetration of fishing and camping products and benefiting from the strong value of the yen.

   Operating Profit

   The Company's operating profit was $18.9 million in 1994 as compared to $11.2 million in 1993. The 1993 results reflect the establishment of a $13 million pre-tax restructuring reserve. Results in 1994 were significantly impacted by European fishing and marine operations where operating profit more than doubled over the prior year. Margins and operating profit were reduced in 1994 by fourth quarter inventory adjustments totaling $5.4 million, primarily in North American operations. Many of the products involved in the writedown were not part of the Company's core recreation products business. The inventory adjustments account, in large measure, for the disproportionate contribution of earnings from outside North America to total operating results. Gross profit margins outside North America held steady in 1994 compared to 1993.

   Other Income and Expenses

   Interest expense decreased in 1994 reflecting lower debt levels beginning in May 1994 offset by rising interest rates in the U.S. Other expenses, net of other income, decreased from the prior year, primarily due to higher interest income from increasing interest rates and higher invested balances and lower foreign exchange losses.

   Income From Continuing Operations

   Income from continuing operations of $8.1 million or $1.01 per share in 1994 was $7.5 million or $ .93 per share more than 1993. Restructuring charges reduced 1993 earnings per share by $1.10. Excluding the restructuring charge, earnings per share from continuing operations were $1.18 in 1993. The effective tax rate returned to a more historical level in 1994 due to increasing levels of pretax income. The 1993 tax rate was impacted by restructuring charges.

   Discontinued Operations

   On July 28, 1993, the Company's Board of Directors approved a formal plan to divest the Company's Marking Systems group. As a result, all operations of the Marking Systems group were classified as discontinued operations for all years presented. At that time, the Company recorded a loss on disposal of discontinued operations of $3.0 million. During 1994, the Company completed the sales of the businesses comprising the Marking Systems group and recorded a gain on disposition of approximately $4.1 million as net sales proceeds exceeded expectations.

   Restructuring

   As a result of the desire of management and the Board of Directors to strategically reposition the Company as an integrated global recreation products company, restructuring reserves totaling $13 million and $4.5 million were recorded in 1993 and 1992, respectively. The key components of these charges were losses on the disposal of non-strategic recreation product lines totaling $6.4 million, creation of a centralized management structure totaling $2.3 million, severance costs of $3.6 million and facilities closing costs of $1.1 million. The majority of the restructuring charges were for future cash outlays, however, provisions were included for inventory and equipment writedowns and a $2.1 million writeoff of goodwill associated with non-strategic recreation product lines. As of September 30, 1994, approximately $1.1 million of unexpended reserves remained as a liability of the Company.

   In the aggregate, the Company expects its obligations for restructuring to approximate the amounts accrued in 1993 and 1992. However, certain estimates of the cost of components of the charges will vary from the amounts originally determined. In particular, the extent of restructuring of European operations (and the related cost) will be less than originally anticipated. This is offset by approximately $5 million of costs from the disposition of the Elliot commercial life raft operation, which was consummated in 1994. Restructuring charges total approximately $15 million for North American operations, of which Elliot was a part, with the remainder attributable primarily to European businesses. The repositioning strategy of the Company will result in reduced operating costs over time.

   1993 vs 1992

   Net Sales

   Sales were $280.3 million in 1993 compared to $275.8 million in 1992, an increase of 2%. The sales increase as measured in U.S. dollars was reduced by the effect of weaker foreign currencies in comparison to 1992.

   Fishing products lead the North American sales increase, primarily on the strength of Minn Kota electric trolling motors. A new line of motors introduced in 1993 successfully increased Minn Kota's market share from the 1992 level, after the Company's share of the electric trolling motor market declined in 1992. Sales of camping products in North America increased slightly as Old Town Canoe recorded strong gains of 11% while other camping products increased slightly. Marine product sales increased primarily due to new product introductions while diving sales remained even in the flat U.S. market, but had significantly improved margins and operating results.

   European sales as measured in U.S. dollars declined 4.5% from 1992, but increased in local currencies. Camping products were a strong contributor, increasing 15%, led by Jack Wolfskin's brand expansion. Diving products had another solid year in the face of tough European economies with a slight increase in sales and improved operating performance. Sales of fishing and marine products were adversely affected by the weak economy in France, which is their primary market. Fishing was also negatively impacted by the bankruptcy of a distributor in Italy, while the worldwide boating depression continued to affect marine sales.

   The Company's Japanese business recorded a strong sales increase reflecting an improved market for diving products and benefiting from the strong value of the yen.

   Operating Profit

   The Company's operating profit of $11.2 million in 1993 was $8.4 million less than 1992. The decrease was due to the establishment of a $13 million pre-tax restructuring reserve in 1993. A substantial portion of these restructuring charges were incurred in North America, which contributes to the disproportionate contribution of earnings from outside North America to total operating results.

   Other Income And Expenses

   Interest expense decreased in 1993 reflecting lower interest rates in key European countries and in the U.S. Other expenses, net of other income, increased from the prior year, primarily due to foreign exchange losses in Europe during early 1993 and lower interest income due to lower interest rates.

   Income From Continuing Operations

   Income from continuing operations of $640,000 or $ .08 per share in 1993 was $4.7 million, or $ .59 per share less than 1992. The restructuring charges reduced 1993 and 1992 earnings per share by $1.10 and $ .36, respectively. Excluding the restructuring charges, earnings per share from continuing operations were $1.18 and $1.03 in 1993 and 1992, respectively.

   Discontinued Operations

   The after-tax income from the Marking Systems group was $1.2 million for 1993 as compared to $2.3 million for 1992. This decrease reflects $750,000 of costs associated with facility closures, a loss of $830,000 incurred in disposal of one of its product lines, the cost of a litigation settlement in the amount of $1.5 million and the negative impact of the Swedish recession.

   Financial Condition

   In the two years prior to 1992 the Company invested more than $50 million in acquisitions, primarily by increasing its debt position. These investments increased the Company's leverage and expanded its total asset base. The Company significantly reduced its investment in acquisitions in 1992, and no acquisitions were completed in 1993 or 1994 as the Company focused on repositioning its existing businesses.

   Working Capital

   The following table sets forth the Company's working capital position at the end of the past three years:

   (millions of dollars)  1994       1993      1992

   Current assets         $155.4     $182.6    $171.0
   Current liabilities      54.0       78.4      67.8
   Working capital        $101.4     $104.2    $103.2

   Current ratio          2.9 to 1   2.3 to 1  2.5 to 1


   Current assets included $46.5 million and $41.7 million of Marking Systems assets, net of liabilities, at October 1, 1993 and October 2, 1992, respectively. The Company divested these assets in 1994.

   Total inventories increased by $3.1 million from 1993, primarily as a result of growth of North American diving inventories established during the reorganization of the Company and the changing relationship between the U.S. dollar and currencies of countries where the Company has operations, offset by increased reserves in North America.

   The increase of $10.1million in accounts receivable was due to the success of early season selling programs in North America, overall higher fourth quarter 1994 sales and was magnified by the same foreign currency movements that affected inventories. Current liabilities decreased by $24.4 million as certain of the proceeds from the sale of the Marking Systems group noted above were used to reduce debt.

   Capitalization

   The following table sets forth the Company's debt and capital structure at the end of the past three years:

   (millions of dollars)   1994        1993        1992

   Current debt           $16.1     $  37.1       $32.2
   Long-term debt          31.2        44.5        43.3
                           -----      -----        -----
   Total debt              47.3        81.6        75.5
   Shareholders' equity   128.2       110.8       118.7
                           -----      -----        -----
   Total
    capitalization       $175.5      $192.4      $194.2
                           =====      =====        =====
   Debt to total capital   27.0%       42.4%       38.9%
                           =====      =====        =====

   The Company's debt ratio has improved and indicates its underlying financial strength.

   Capital Expenditures, Depreciation and Amortization

   Expenditures for property, plant and equipment were $14 million in 1994 and $8.4 million in 1993. The Company's investments are made primarily for tooling for new products and enhancements. In 1994, the Company constructed and occupied an office and research facility. In 1995, capital expenditures will total approximately $13 million. These obligations are expected to be funded by working capital or existing bank lines of credit of the Company. Depreciation and amortization charges were $7.0 million in 1994, $7.2 million in 1993 and $6.5 million in 1992.

   Other Factors

   The Company has not been significantly impacted by inflationary pressures over the last several years. Price increases, and in certain situations, price decreases have been implemented for individual products but there have not been any significant price or cost increases on any of its major product lines. The Company anticipates that rising costs of basic raw materials may impact 1995 operating costs. The Company is involved in several initiatives to reduce the impact of these cost changes on its operating margins.

                          Johnson Worldwide Associates, Inc. and Subsidiaries

   CONSOLIDATED BALANCE SHEETS

    (thousands of dollars)                       September 30,   October 1,
                                                     1994           1993

    ASSETS
    Current assets:

      Cash and temporary cash investments          $ 15,588     $  4,415
      Accounts receivable, less allowance for
      doubtful accounts of $2,317 and $1,606
      in 1994 and 1993, respectively                 54,942       44,803
      Inventories                                    70,389       67,323
      Deferred income taxes                           7,482        7,816
      Other current assets                            6,967       11,707
      Net assets of discontinued operations             ---       46,504
                                                    -------      -------
         Total current assets                       155,368      182,568

      Property, plant and equipment                  26,579       19,052
      Intangible assets                              35,009       34,957
      Other assets                                    2,725        2,544
                                                    -------      -------
         Total assets                              $219,681     $239,121
                                                    =======      =======
    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current Liabilities:

      Notes payable and current maturities of
      long-term obligations                        $ 16,097     $ 37,123
      Accounts payable                               13,467       11,874
      Accrued liabilities:
         Salaries and wages                           5,207        4,807
         Income taxes                                 5,145        4,214
         Restructuring                                1,077        8,905
         Other                                       13,041       11,518
                                                    -------      -------
            Total current liabilities                54,034       78,441

    Long-term obligations, less current
    maturities                                       31,190       44,543
    Other liabilities                                 6,260        5,319
                                                    -------      -------
      Total liabilities                              91,484      128,303
                                                    -------      -------
    Shareholders' equity:

      Preferred stock issued:  none                     ---          ---
      Common stock:
         Class A shares issued: September 30,
         1994, 6,859,558; October 1, 1993,
         6,758,346                                      343          337
         Class B shares issued (convertible
         into Class A):  September 30, 1994,
         1,230,599; October 1, 1993, 1,230,883           62           62

      Capital in excess of par value                 43,330       41,696
      Retained earnings                              79,538       67,340
      Contingent compensation                          (242)        (350)
      Cumulative translation adjustment               5,166        1,733
                                                    -------      -------
         Total shareholders' equity                 128,197      110,818
                                                    -------      -------
            Total liabilities and
            shareholders' equity                   $219,681     $239,121
                                                    =======      =======

    The accompanying notes are an integral part of the consolidated financial statements.

                          Johnson Worldwide Associates, Inc. and Subsidiaries

   CONSOLIDATED STATEMENTS OF OPERATIONS


                                                   Year Ended
    (thousands of dollars, except  September 30,   October 1,    October 2,
    per share data)                     1994          1993          1992

    Net sales                        $284,343     $280,292      $275,845
    Cost of sales                     173,507      164,573       163,660
                                      -------      -------       -------
      Gross profit                    110,836      115,719       112,185
                                      -------      -------       -------
    Operating expenses:
      Marketing and selling            59,347       56,965        52,866
      Financial and
      administrative management        24,126       26,085        26,911
      Research and development          5,304        5,200         4,869
      Profit sharing                    1,639        1,695         1,860
      Amortization of acquisition
      costs                             1,482        1,581         1,615
      Restructuring charges               ---       13,000         4,500
                                      -------      -------       -------
         Total operating expenses      91,898      104,526        92,621
                                      -------      -------       -------
         Operating profit              18,938       11,193        19,564

    Interest income                      (531)        (459)         (689)
    Interest expense                    6,845        8,309        10,180
    Other expenses, net                   140          648           198
                                      -------      -------        ------
      Income from continuing
      operations before income
      taxes                            12,484        2,695         9,875
    Income tax expense                  4,338        2,055         4,509
      Income from continuing
      operations                        8,146          640         5,366
    Discontinued operations:
      Income from discontinued
      operations, net of income
      tax expense of $1,293 and
      $1,803 in 1993 and 1992,
      respectively                        ---        1,169         2,304
      Gain (loss) on disposal of
      discontinued operations,
      net of income tax expense
      (benefit) of $(2,277) and
      $3,000 in 1994 and 1993,
      respectively                      4,052       (3,000)          ---
                                      -------       ------       -------
         Net income (loss)           $ 12,198      $(1,191)     $  7,670
                                      =======       ======       =======

    EARNINGS (LOSS) PER COMMON
     SHARE:

      Continuing operations         $    1.01     $    .08     $     .67
      Discontinued operations             .50         (.23)          .29
                                       ------       ------       -------
         Net income (loss)          $    1.51     $   (.15)    $     .96
                                       ======       ======       =======

    The accompanying notes are an integral part of the consolidated financial statements.

                          Johnson Worldwide Associates, Inc. and Subsidiaries

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                     Cumula-
                                                                       tive
                                        Capital               Con-    Trans-
                                       in Excess            tingent   lation
                              Common    of Par    Retained  Compen-  Adjust-
    (thousands of dollars)     Stock     Value    Earnings   sation    ment

    BALANCE, SEPTEMBER 27,
     1991                       $394    $40,529   $60,861    $ (75)  $3,593

      Net income                 ---        ---     7,670      ---      ---
      Exercise of stock
       options                   ---         27       ---      ---      ---
      Issuance of
       restricted stock            1        186       ---     (186)     ---
      Issuance of stock
       under employee stock
       purchase plan               1        214       ---      ---      ---
      Amortization of
       contingent
       compensation              ---        ---       ---       40      ---
      Tax benefit of stock
       options exercised         ---         28       ---      ---      ---
      Translation
       adjustment                ---        ---       ---      ---    5,386
                              ------     ------    ------   ------   ------

    BALANCE, OCTOBER 2,
     1992                        396     40,984    68,531     (221)   8,979
      Net loss                   ---        ---    (1,191)     ---      ---
      Exercise of stock
       options                     2        355       ---      ---      ---
      Issuance of
       restricted stock            1        212       ---     (212)     ---
      Amortization of
       contingent
       compensation              ---        ---       ---       83      ---
      Tax benefit of stock
       options exercised         ---        145       ---      ---      ---
      Translation
       adjustment                ---        ---       ---      ---   (7,246)
                              ------    -------   -------   ------   ------

    BALANCE, OCTOBER 1,
     1993                        399     41,696    67,340     (350)   1,733
      Net income                 ---        ---    12,198      ---      ---
      Exercise of stock
       options                     5      1,226       ---      ---      ---
      Issuance of
       restricted stock          ---         70       ---      (70)     ---
      Issuance of stock
       under employee stock
       purchase plan               1        188       ---      ---      ---
      Amortization of
       contingent
       compensation              ---        ---       ---      178      ---
      Tax benefit of stock
       options exercised         ---        150       ---      ---      ---
      Translation
       adjustment                ---        ---       ---      ---    3,433
                             -------   --------  --------   ------   ------

    BALANCE, SEPTEMBER 30,
     1994                       $405    $43,330   $79,538    $(242)  $5,166
                             =======   ========  ========  =======   ======

    The accompanying notes are an integral part of the consolidated financial statements.

                          Johnson Worldwide Associates, Inc. and Subsidiaries

   CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                    Year Ended

                                      September 30,   October 1,  October 2,
    (thousands of dollars)                 1994          1993        1992

    CASH PROVIDED BY (USED FOR)
     OPERATIONS:

    Net income (loss)                     $12,198     $(1,191)     $7,670
    Noncash items:
      Depreciation and amortization         6,987       7,167       6,522
      Deferred income taxes                  (694)     (2,255)     (1,979)
      Writedown of intangible assets          ---       2,060         ---
      Loss (income) from
       discontinued operations             (4,052)      1,831      (2,304)
    Change in:
      Accounts receivable, net             (8,397)     (6,624)     (2,469)
      Inventories                            (993)     (2,639)     (2,002)
      Restructuring accrual                (7,828)      4,405       4,500
      Accounts payable and other
       accrued liabilities                  3,576       3,604         822
      Net assets of discontinued
       operations                           4,036      (6,611)        342
      Other, net                            2,705      (3,566)       (124)
                                          -------     -------     -------
                                            7,538      (3,819)     10,978
                                          -------     -------     -------
    CASH PROVIDED BY (USED FOR)
     INVESTING ACTIVITIES:

    Proceeds from sales of
     discontinued operations and
     other businesses                      48,076         ---         ---

    Net assets of businesses
     acquired                                 ---         ---        (705)
    Net additions to property, plant
     and equipment                        (12,294)     (5,334)     (6,891)
    Other, net                                 58         (26)     (1,914)
                                          -------     -------     -------
                                           35,840      (5,360)     (9,510)
                                          -------     -------     -------
    CASH PROVIDED BY (USED FOR)
     FINANCING ACTIVITIES:

    Issuance of senior notes                  ---      15,000         ---
    Principal payments on senior
     notes and term loan                   (5,000)     (5,000)     (5,000)
    Net change in notes payable and
     other long-term obligations          (29,284)         25        (715)
    Issuance of common stock                1,570         503         271
                                         --------     -------     -------
                                          (32,714)     10,528      (5,444)
    Effect of foreign currency
     fluctuations on cash                     509        (479)        609

    Increase (decrease) in cash and
     temporary cash investments            11,173         870      (3,367)

    CASH AND TEMPORARY CASH
     INVESTMENTS:
    Beginning of year                       4,415       3,545       6,912
                                           ------      ------      ------
    End of year                           $15,588     $ 4,415     $ 3,545
                                           ======      ======      ======

    The accompanying notes are an integral part of the consolidated financial statements.

   Notes to Consolidated Financial Statements

   1.  Summary Of Significant Accounting Policies

   Principles Of Consolidation

   The consolidated financial statements include the accounts of Johnson Worldwide Associates, Inc. and all majority owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated in consolidation.

   The Company's fiscal year ends on the Friday nearest September 30. The fiscal years ended September 30, 1994, October 1, 1993 and October 2, 1992 (hereinafter 1994, 1993 and 1992, respectively) comprise 52, 52 and 53 weeks, respectively.

   Cash and Temporary Cash Investments

   For purposes of the consolidated statements of cash flows, the Company considers all short-term investments in interest bearing bank accounts, securities and other instruments with an original maturity of three months or less, to be equivalent to cash.

   Inventories

   Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

   Inventories related to continuing operations at the end of the respective years consist of the following:

   (thousands of dollars)   1994          1993

   Raw materials         $19,058       $16,622
   Work in process         4,625         4,834
   Finished goods         54,260        47,618
                          ------        ------
                          77,943        69,074
   Less:reserves           7,554         1,751
                          ------        ------
                         $70,389       $67,323
                          ======        ======


   In the fourth quarter of 1994, the Company recorded charges totaling $5.4 million to reduce the carrying value of certain elements of inventory to their net realizable value.

   Property, Plant and Equipment

   Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is determined by straight-line and accelerated methods over estimated useful lives.

   Upon retirement or disposition, cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operating results.

   Property, plant and equipment related to continuing operations at the end of the respective years consist of the following:


   (thousands of dollars)           1994         1993

   Property and improvements       $ 953        $ 751
   Buildings and improvements     15,048       10,385
   Furniture, fixtures
    and equipment                 49,140       41,736
                                 -------      -------
                                  65,141       52,872
   Less: accumulated
    depreciation                  38,562       33,820
                                 -------      -------
                                 $26,579      $19,052
                                 =======      =======

   Intangible Assets

   Intangible assets are stated at cost less accumulated amortization.

   Amortization is computed using the straight-line method over 40 years for goodwill and periods ranging from 3 to 16 years for patents, trademarks and other intangibles.

   The Company assesses the recoverability of goodwill primarily by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured primarily based on projected discounted future operating cash flows using a discount rate reflecting the Company's cost of funds.

   Intangible assets related to continuing operations at the end the respective years consist of the following:


   (thousands of dollars)                      1994    1993

   Goodwill                                 $42,878   $41,179
   Patents, trademarks and other
    intangibles                               4,643     4,686
                                            -------   -------
                                             47,521    45,865
   Less: accumulated amortization            12,512    10,908
                                            -------   -------
                                            $35,009   $34,957
                                            =======   =======

   Income Taxes

   The Company provides for income taxes currently payable and deferred income taxes resulting from temporary differences between financial statement and taxable income.

   Effective October 3, 1992, the Company adopted Statement 109, Accounting for Income Taxes, which requires a change from the deferred method of accounting for income taxes to the asset and liability method. The cumulative effect of the change in method of accounting for income taxes was not significant, and accordingly, it has not been separately presented in the 1993 consolidated statement of operations.

   Federal and state income taxes are provided on foreign subsidiary income distributed to or taxable in the United States during the year. At September 30, 1994, net undistributed earnings of foreign subsidiaries are approximately $27,457,000. A substantial portion of these unremitted earnings have been permanently invested abroad and no provision for federal or state taxes is made on these amounts. With respect to that portion which may be returned to the United States, provision is made for taxes if the amounts are significant.

   The Company's United States entities file a consolidated federal income tax return.

   Employee Benefits

   The Company and certain of its subsidiaries have various pension and profit sharing plans. U.S. pension obligations are funded by payments to pension fund trustees. Other foreign pensions are funded as expenses are incurred. The Company's policy is generally to fund the minimum amount required under the Employee Retirement Income Security Act of 1974 for plans subject thereto. Profit sharing costs are funded at least annually.

   Foreign Currency Translation

   Assets and liabilities of foreign operations are translated into United States dollars at the rate of exchange existing at the end of the year. Results of operations are translated at monthly average exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are deferred and classified as a separate component of shareholders' equity.

   Gains or losses on foreign exchange contracts that qualify as hedges are recognized as an adjustment of the carrying amount of the item hedged. The Company hedges certain loans denominated in foreign currencies. The notional value of these contracts at September 30, 1994 is approximately $13.1 million.

   Revenue Recognition

   Revenue from sales is recognized on the accrual basis, primarily upon the shipment of products, net of estimated costs of returns and allowances.

   Research and Development

   Research and development costs are expensed as incurred.

   Reclassification

   Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

   2.  Restructuring Charges

   In 1993 and 1992, the Company accrued pre-tax restructuring charges of $13,000,000 and $4,500,000, respectively. These restructuring charges are presented as a separate component of operating profit and established reserves for costs to be incurred related to facility closures, employee severance, litigation contingencies and inventory writedowns. Additionally, included as part of the 1993 reserve charge are amounts for recruiting and moving employees and allowances for exit from certain extraneous recreational product categories.

   The net realizable value of assets of recreational product categories held for sale, consisting primarily of accounts receivable and inventory less the associated liabilities, has been classified as other current assets at October 1, 1993. Such assets were disposed of in 1994. Unamortized goodwill which was associated with certain of these product categories in the amount of $2,100,000 has been written off against the restructuring reserve in 1993.

   3.  Discontinued Operations

   In July 1993, the Board of Directors approved a formal plan to divest the Company's Marking Systems group, which manufactured and marketed hand stamps, ink rolls, ink cartridges and liquid ink jets. As a result of the adoption of the plan of divestiture, the Marking Systems operations have been classified as discontinued for all years presented. The Company estimated in 1993 that the Marking Systems group would be sold for its net book value after consideration of earnings to the date of disposal. Tax expense of $3,000,000 was provided in recognition of estimated tax liabilities associated with the divestiture. This provision resulted in recognition of a loss on disposal. The Company completed the divestiture in two separate transactions in 1994 resulting in a gain of $4,052,000 as net sales proceeds exceeded expectations. Net sales of the Marking Systems group to the disposal dates are $36,075,000, $58,996,000 and $58,128,000 for 1994, 1993 and 1992, respectively.
   Interest expense of $41,000, $79,000 and $53,000 that is directly attributable to the Marking Systems group is allocated to discontinued operations.

   4.  Acquisitions

   In 1992, the Company acquired a framing system for commercial tents. The purchase price of the acquisition was $700,000 of which $405,000 was recognized as goodwill. The acquisition was accounted for using the purchase method and, accordingly, the consolidated financial statements include the results of operations since the date of acquisition.

   5.  Notes Payable and Long-Term Obligations

   Short-term obligations at the end of the respective years consist of the following:


   (thousands of dollars)                    1994      1993
   Bank loans                             $ 9,264   $13,200
   Commercial paper                            --    17,975
   Current maturities of
    long-term obligations                   6,833     5,948
                                          -------   -------
                                          $16,097   $37,123
                                          =======   =======


   These arrangements provide for short-term borrowings with interest rates set periodically by reference to market rates. The Company has lines of credit, both foreign and domestic, totaling $83,559,000, including $35,000,000 in support of commercial paper issuance, of which $74,295,000 is available at September 30, 1994. The Company also utilizes letters of credit for trade financing purposes.

   Long-term obligations at the end of the respective years consist of the following:


   (thousands of dollars)                    1994      1993
   Senior notes                           $35,000   $40,000
   Revolving credit facility                   --     7,237
   Notes payable, 4.75% to 11%,
    maturing through December 2005          3,023     3,254
                                           ------    ------
                                           38,023    50,491
   Less: current maturities                 6,833     5,948
                                           ------    ------
                                          $31,190   $44,543
                                           ======    ======


   In 1993 and 1991, respectively, the Company issued unsecured senior notes of $15,000,000 with an interest rate of 6.58% and $25,000,000 with an interest rate of 9.16%. Equal annual principal payments of $7,500,000 for the 1993 senior notes are due in 1998 and 1999. Remaining annual principal payments for the 1991 senior notes are $6,000,000 in September 1995 and $7,000,000 in both September 1996 and 1997. Proceeds from issuance of the senior notes have been used to reduce outstanding borrowings under the Company's revolving credit facility.

   The Company's $25,000,000 revolving credit facility, which allows for borrowings in certain foreign currencies, expires on September 29, 1995 and is convertible into a term loan, payable in two equal installments on September 29, 1996 and 1997. Interest on borrowings is set periodically by reference to market rates such as the London Interbank Offered Rate.

   Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the fair value of the Company's long-term obligations at September 30, 1994 and October 1, 1993 is $37,165,000 and $53,086,000, respectively. The carrying value of all other financial instruments approximates the fair value.

   It is an event of default under certain of the Company's loan agreements if Samuel C. Johnson, members of his family and related entities (Johnson Family) fail to own stock having votes sufficient to elect a 51% majority of the directors. As of September 30, 1994, the Johnson Family held approximately 2,130,000 shares or 31% of the Class A common stock, approximately 1,160,000 shares or 94% of the Class B common stock and approximately 72% of the voting power of both classes of common stock taken as a whole. The agreements also contain restrictive covenants regarding the Company's net worth, indebtedness and distributions.

   Principal amounts payable on long-term obligations in each of the five years ending September 1999 are $6,833,000, $7,361,000, $7,377,000,
   $7,847,000 and $7,675,000.

   Interest paid was $6,864,000, $8,325,000 and $10,307,000 for 1994, 1993
   and 1992, respectively.

   6.  Lease Commitments

   The Company leases certain operating facilities and machinery and equipment under long-term, noncancelable operating leases. Future minimum rental commitments under noncancelable operating leases related to continuing operations having an initial or remaining term in excess of one year at September 30, 1994 are as follows:


   Fiscal Year                   (thousands of dollars)

   1995                                 $3,689
   1996                                  2,800
   1997                                  2,191
   1998                                  1,159
   1999                                    871
   Thereafter                            3,884
                                        ------
                                       $14,594
                                        ======


   Rental expense under all leases related to continuing operations is approximately $5,145,000, $5,432,000 and $5,012,000 for 1994, 1993 and
   1992, respectively.

   7.Income Taxes

   As discussed in Note 1, the Company adopted Statement 109 as of October 3, 1992. The cumulative effect of this change in accounting for income taxes is $95,000. Prior years' financial statements have not been restated to apply the provisions of Statement 109.

   Income tax expense (benefit) for the respective years attributable to income from continuing operations consists of the following:

   (thousands of dollars)            1994         1993        1992

   Current:
     Federal                      $(2,045)     $   582      $1,848
     State                            439          539         597
     Foreign                        5,381        3,545       4,405
   Deferred                           562       (2,611)     (2,341)
                                   ------       ------      ------
                                  $ 4,338       $2,055      $4,509
                                   ======       ======      ======


   The significant components of deferred tax expense (benefit) attributable to income from continuing operations are as follows:


   (thousands of dollars)                 1994         1993
   Deferred tax expense (benefit)
    (exclusive of effects of other
    components listed below)           $   998      $(3,037)

   Adjustments to deferred tax assets
    and liabilities for enacted
    changes in tax laws and rates          (18)         307
   Increase (decrease) in beginning
    of the year balance of the
    valuation allowance for deferred
    tax assets                            (418)         119
                                         -----      -------
                                          $562      $(2,611)
                                         =====      =======


   In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at the end of the respective years are presented below:


   (thousands of dollars)                 1994      1993
   Deferred tax assets:
     Inventories                        $2,836     $ 862
     Compensation                        1,816     1,603
     Restructuring                         377     4,247
     Foreign income taxes                1,489       706
     Foreign tax credit carryforwards    1,331     1,321
     Net operating loss carryforwards      360       788
     Other                               2,870     2,556
                                        ------    ------
   Total deferred tax assets            11,079    12,083
   Less: valuation allowance             1,591     2,009
                                        ------    ------
     Net deferred tax assets             9,488    10,074
                                        ------    ------
   Deferred tax liabilities:
     Foreign statutory reserves           (891)     (879)
     Acquisition accounting               (561)     (597)
                                        ------    ------
     Total deferred tax liabilities     (1,452)   (1,476)
                                        ------    ------
     Net deferred tax asset             $8,036    $8,598
                                        ======    ======


   Following is the income (loss) from continuing operations before income taxes for domestic and foreign operations:


   (thousands of dollars)            1994         1993      1992

   United States                    $   350    $(10,280)  $  348
   Foreign                           12,134      12,975    9,527
                                    -------     -------   ------
                                    $12,484    $  2,695   $9,875
                                    =======     =======   ======


   The significant differences between the statutory federal tax rates and the effective income tax rates are as follows:


                                         1994        1993      1992

   Statutory U.S. federal income
    tax rate                             34.0%       34.0%    34.0%
   State income taxes, net of
    federal income tax benefit            1.9        12.7      4.2
   Foreign rate differential              5.2        24.3      5.5
   Foreign operating losses
    (benefit)                            (2.7)       13.2      4.3
   Tax credits                           (0.7)       (5.2)    (1.1)
   Other                                 (3.0)       (2.7)    (1.2)
                                         ----        ----      ----
                                         34.7%       76.3%    45.7%
                                         ====        ====      ====


   At September 30, 1994, the Company has $1,331,000 of foreign tax credit carryforwards related to continuing operations available to be offset against future U.S. tax liability. The credits begin expiring in 1997 if not utilized.

   During 1994, 1993 and 1992, foreign net operating loss carryforwards related to continuing operations were utilized, resulting in a reduction in income tax expense of $428,000, $264,000 and $19,000, respectively. At September 30, 1994, certain of the Company's foreign subsidiaries have net operating losses totaling $1,180,000 which are available to offset future taxable income over the next 6 to 9 years. They are anticipated to be utilized against profits over the next several years.

   Taxes paid related to continuing operations are $5,896,000, $6,069,000 and $6,327,000, for 1994, 1993 and 1992, respectively.

   8.  Employee Benefits

   Net periodic pension cost for noncontributory pension plans related to continuing operations includes the following components:


   (thousands of dollars)              1994        1993     1992

   Service cost                        $265        $218     $225
   Interest on projected
    benefit obligation                  568         515      455
   Return on plan assets               (411)       (240)    (342)
   Net amortization and deferral          3        (125)     (34)
   Effect of plan curtailment           177          --       --
                                       ----        ----     ----
   Net periodic pension cost           $602        $368     $304
                                       ====        ====     ====


   The funded status of the plans related to continuing operations is as follows at the end of each year:


   (thousands of dollars)                  1994        1993
   Actuarial present value of
    benefit obligations:
      Vested benefits                   $ 5,727      $4,915
      Non-vested benefits                   326         470
                                          -----       -----
   Accumulated benefit obligation         6,053       5,385
   Effect of projected compensation
    levels                                1,770       1,952
                                          -----       -----
   Projected benefit obligation           7,823       7,337
   Plan assets at fair value              5,601       5,123
                                         ------      ------
   Projected benefit obligation in
    excess of plan assets                (2,222)     (2,214)
   Unrecognized net loss                  1,136       1,528
   Unrecognized prior service cost          303         328
   Unrecognized net asset                  (737)       (618)
                                         ------       -----
   Pension liability recognized in
    the consolidated balance sheets     $(1,520)      $(976)
                                         ======       =====


   Actuarial assumptions used to determine the projected benefit obligation and net periodic pension cost are:

                                     1994       1993       1992

   Discount rate                       8%         8%         9%
   Rate of increase in
    compensation levels                5%         5%         5%
   Expected long-term rate
    of return on plan assets           8%         8%         8%


   Plan assets are invested primarily in stock and bond mutual funds and insurance contracts.

   A majority of the Company's full-time employees are covered by profit sharing programs. Participating entities determine a profit sharing distribution as a percentage of pre-tax profit adjusted to yield a defined return on tangible net worth. Individual employees share in the distribution based on a combination of salary and years of service.

   9.  Preferred Stock

   The Company is authorized to issue 1,000,000 shares of preferred stock in various classes and series, of which there are none currently issued or outstanding.

   10. Common Stock

   Common stock at the end of the respective years consists of the following:

                                    1994       1993
   Class A, $.05 par value:
     Authorized                20,000,000    20,000,000
     Issued and outstanding     6,859,558     6,758,346

   Class B, $.05 par value:
     Authorized                 3,000,000     3,000,000
     Issued and outstanding     1,230,599     1,230,883


   Holders of Class A common stock are entitled to elect 25% of the members of the Board of Directors and holders of Class B common stock are entitled to elect the remaining directors. With respect to matters other than the election of directors or any matters for which class voting is required by law, holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share. If any dividends (other than dividends paid in shares of the Company) are paid by the Company on its common stock, a dividend would be paid on each share of Class A common stock equal to 110% of the amount paid on each share of Class B common stock. Each share of Class B common stock is convertible at any time into one share of Class A common stock. During 1994, 1993 and 1992, respectively, 284, 1,587 and 2,258 shares of Class B common stock were converted into Class A common stock.

   11. Stock Ownership Plans

   At September 30, 1994, the Company's stock option plans provide for options to acquire shares of Class A common stock by key executives and non-employee directors. All options have been granted at a price not less than fair market value at the date of grant and become exercisable over periods of one to four years from the date of grant, unless accelerated.
   A summary of stock option activity related to the Company's stock option plans is as follows:

                                                       Option
                                         Number        Price
                                        of Shares     Per Share

   Outstanding at September 27, 1991    362,271    $3.50-$23.25
     Granted                            120,885     18.63-23.25
     Exercised                           (4,910)      4.44-5.63
     Cancelled                           (1,000)          19.88
                                        -------     -----------
   Outstanding at October 2, 1992       477,246      3.50-23.25
     Granted                            193,555     16.38-21.25
     Exercised                          (63,721)     3.50-19.88
     Cancelled                          (12,250)    17.13-23.25

                                        -------     -----------
   Outstanding at October 1, 1993       594,830      3.50-23.25
     Granted                            122,000     23.00-24.38
     Exercised                          (88,663)     3.50-23.25
     Cancelled                          (40,558)    17.13-22.00
                                        -------     -----------
   Outstanding at September 30, 1994    587,609    $3.50-$24.38
                                        =======    ============
   Exercisable at September 30, 1994    292,435    $3.50-$23.75
                                        =======    ============
   Available for grant at
    September 30, 1994                  535,425
                                        =======


   A restricted stock plan provides for the issuance of up to 300,000 shares of Class A common stock to certain key employees. At September 30, 1994, October 1, 1993 and October 2, 1992, there were 276,333, 273,500 and 263,500, respectively, shares of Class A common stock issued under this plan. The fair value of the shares awarded in excess of the amount paid for such shares is recognized as contingent compensation and is being amortized over three years from the dates of award, unless accelerated, the period after which all restrictions will have lapsed.

   The Company's employee stock purchase plan provides for the issuance of up to 150,000 shares of Class A common stock at a purchase price of not less than 85% of the fair market value at the date of grant. During 1994 and 1992, 9,432 and 13,825 shares, respectively, were issued under this plan. No shares were issued under this plan in 1993.

   12.  Related Parties

   The Company and S.C. Johnson & Son, Inc. are controlled by the Johnson Family. Various transactions are conducted between the Company and organizations controlled by the Johnson Family. These include consulting services, office rental, certain administrative activities, such as telephone service and in 1994, the purchase of land for the Company's headquarters facility.

   Total costs of these transactions are $1,548,000, $871,000 and $932,000, for 1994, 1993 and 1992, respectively, of which $210,000 and $16,000 are outstanding at September 30, 1994 and October 1, 1993, respectively.

   13.  Geographic Segments of Business

   The Company conducts its worldwide operations through separate geographic area organizations which represent major markets or combinations of markets. The operations are conducted in the United States and various foreign countries, primarily in Europe, Canada and the Pacific Basin. Identifiable assets represent assets that are used in the Company's operations in each geographic area at year-end.

   (thousands of dollars)     1994             1993        1992

   Net sales:
     United States          $157,221         $159,845   $151,147
     Europe                  100,270           94,777     99,255
     Other                    26,852           25,670     25,443
                             -------          -------    -------
                            $284,343         $280,292   $275,845
                             =======          =======    =======

   Operating profit:
     United States            $5,847           $2,109     $8,695
     Europe                   10,151            6,407      8,534
     Other                     2,940            2,677      2,335
                            --------          -------    -------
                             $18,938          $11,193    $19,564
                            ========          =======    =======
   Identifiable assets:
     United States          $109,306          $97,420    $86,586
     Europe                   90,852           77,360     89,771
     Other                    19,523           17,837     18,200
     Discontinued
      operations, net             --           46,504     41,724
                             -------          -------    -------
                            $219,681         $239,121   $236,281
                             =======          =======    =======

   14.  Earnings Per Share

   Earnings per share of common stock are computed on the basis of a weighted average number of common and common equivalent shares outstanding. Shares shown below are fully diluted. Primary and fully diluted earnings per share are the same. The per share effect of discontinued operations is calculated by dividing the applicable income or loss from discontinued operations by the weighted average common and common equivalent shares outstanding.

   (thousand of dollars,

   except per share amounts)         1994         1993        1992

   Weighted average common
     shares outstanding         8,019,017    7,936,326   7,891,883
   Common equivalent shares        48,612       38,092      60,918
                                ---------    ---------   ---------
   Weighted average common
     and common equivalent
     shares outstanding         8,067,629    7,974,418   7,952,801
                                =========    =========   =========
   Income from continuing
     operations                    $8,146       $  640      $5,366
                                    =====       ======      ======
   Earnings per share from
     continuing operations          $1.01        $ .08        $.67
                                    =====        =====        ====


   15. Litigation

   The Company is subject to various legal actions and proceedings in the normal course of business, including those related to environmental matters. Although litigation is subject to many uncertainties and the ultimate exposure with respect to these matters cannot be ascertained, management does not believe the final outcome will have a significant effect on the consolidated financial statements.

   Independent Auditors' Report

   Shareholders and Board of Directors Johnson Worldwide Associates, Inc.:
   We have audited the consolidated balance sheets of Johnson Worldwide Associates, Inc. and subsidiaries as of September 30, 1994 and October 1, 1993 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnson Worldwide Associates, Inc. and subsidiaries at September 30, 1994 and October 1, 1993, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1994, in conformity with generally accepted accounting principles.



                                                        KPMG PEAT MARWICK LLP

   Milwaukee, Wisconsin
   November 10, 1994


   REPORT OF MANAGEMENT

   The management of Johnson Worldwide Associates, Inc. is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. We rely on a system of internal financial controls to meet the responsibility of providing accurate financial statements. The system provides reasonable assurances that assets are safeguarded, that transactions are executed in accordance with management's authorization and that the financial statements are prepared on a worldwide basis in accordance with generally accepted accounting principles.

   The financial statements for each of the years covered in this Annual Report have been audited by independent auditors, who have provided an independent assessment as to the fairness of the financial statements.

   The Audit Committee of the Board of Directors meets with management and the independent auditors to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The independent auditors have full and free access to the Audit Committee and have discussions with the Committee regarding appropriate matters, with and without management present.


   John D. Crabb
   President and Chief Executive Officer


   Carl G. Schmidt
   Vice President and Chief Financial Officer

                           FIVE YEAR FINANCIAL SUMMARY

                                                                         Year Ended
                                         --------------------------------------------------------------------------
   (thousands of dollars, except         September 30,    October 1,     October 2,    September 27,  September 28,
    per share data)                           1994           1993            1992           1991           1990
   INCOME STATEMENT DATA <F1>

   Net sales                                $284,343        $280,292       $275,845       $258,154       $217,285

   Gross profit                              110,836         115,719        112,185        105,317         92,088

   Selling, general, and administrative
     expenses                                 91,898          91,526         88,121         81,656         66,235

   Restructuring                                 --           13,000          4,500            --             --

   Operating profit                           18,938          11,193         19,564         23,661         25,853

   Interest expense                            6,845           8,309         10,180          9,343          6,604

   Other (income) expense, net                  (391)            189           (491)         1,295           (128)
                                               -----          ------         ------        -------         ------

   Income from continuing operations
     before income taxes                      12,484           2,695          9,875         13,023         19,377

   Income tax expense                          4,338           2,055          4,509          5,581          7,165
                                             -------          ------         ------         ------        -------

   Income from continuing operations           8,146             640          5,366          7,442         12,212

   Income from discontinued operations           --            1,169          2,304          3,703          3,337

   Gain (loss) on disposal of
     discontinued operations                   4,052          (3,000)           --             --             --
                                             -------         -------        -------        -------        -------

   Net income (loss)                        $ 12,198       $  (1,191)     $   7,670       $ 11,145       $ 15,549
                                             =======         =======        =======        =======        =======

   Earnings (loss) per common share
     Continuing operations                   $  1.01        $    .08        $   .67        $   .94        $  1.53

     Discontinued operations                 $   .50        $   (.23)       $   .29        $   .46        $   .42
                                             -------         -------         ------        -------        -------

     Net income (loss)                      $   1.51        $   (.15)       $   .96       $   1.40       $   1.95
                                             =======         =======        =======        =======        =======
   Weighted average common and
     common equivalent shares
     outstanding                               8,068           7,974          7,953          7,939          7,975

   BALANCE SHEET DATA<F1>
   Total assets                             $219,681        $239,121       $236,281       $217,641       $181,367

   Long-term obligations, less current
   maturities                                 31,190          44,543         43,327         41,170         37,513

   Shareholders' equity                      128,197         110,818        118,669        105,302         96,783


   <F1>  All periods have been reclassified to reflect the discontinuation of the Company's marking systems segment.

               JOHNSON WORLDWIDE ASSOCIATES, INC. AND SUBSIDIARIES

                           QUARTERLY FINANCIAL SUMMARY

   (thousands of dollars,
     except per share data)            First                 Second                Third                  Fourth
                                 ------------------     -----------------     -----------------      ------------------
                                   1994      1993        1994       1993       1994       1993         1994        1993
   Net sales                     $44,009    $46,929     $84,305   $85,259     $95,083   $93,297      60,946      54,807

   Gross profit                   17,951     19,027      35,983    36,532      40,221    38,982      16,681      21,178

   Income (loss)
     Continuing operations        (2,024)    (2,160)      6,129     5,409       7,939     6,182      (3,898)     (8,791)

     Discontinued operations         --       1,178         --      1,550       4,052       836         --       (5,395)

     Net income (loss)            (2,024)      (982)      6,129     6,959      11,991     7,018      (3,898)    (14,186)

   Earnings (loss) per common
    share:

     Continuing operations          (.25)      (.27)        .76       .68         .98       .77        (.48)      (1.10)

     Discontinued operations          --        .15         --        .19         .50       .11          --        (.68)

     Net income (loss)              (.25)      (.12)        .76       .87        1.48       .88        (.48)      (1.78)

   Stock prices

     High                          27.00      19.75       26.50     20.75       25.25     20.88       26.50       22.50

     Low                           21.00      14.75       23.25     16.25       21.00     17.00       23.25       19.75

   Corporate Headquarters
   Johnson Worldwide Associates, Inc.
   1326 Willow Road
   Sturtevant, Wisconsin 53177 USA
   (414) 884-1500

   Transfer Agent and Registrar
   Firstar Trust Company
   Corporate Trust Department
   P.O. Box 2077
   Milwaukee, WI 53201
   (414) 765-6700

   Common Stock
   NASDAQ Symbol: JWAIA

   Johnson Worldwide Associates, Inc.
   Class A Common Stock is traded on the NASDAQ Over the Counter National Market System.

   Annual Meeting
   The Annual Meeting of Shareholders will convene at 9:45 a.m. (CST) on January 25, 1995, in the Grand Ballroom, Salon A & B, Racine Marriott, 7111 Washington Avenue, Racine, Wisconsin.

   Form 10-K
   You may receive a copy of the Johnson Worldwide Associates, Inc. Form 10-K filed with the Securities and Exchange Commission by writing to the Secretary at Corporate Headquarters.

   Shareholder Inquiries
   Communication concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent.