Form 10-K405/A, Exhibit 13
period 1995-09-29
JOHNSON WORLDWIDE ASSOCIATES INC
filed 1995-12-22
CIK 788329

EXHIBIT 13

   MANAGEMENT'S DISCUSSION AND ANALYSIS

   The following discussion includes comments and analysis relating to the Company's results of operations and financial condition for the three years ended September 29, 1995. This discussion should be read in conjunction with the consolidated financial statements and related notes that immediately follow this section. Comparisons reflect results from continuing operations.

   Foreign Operations
   The Company has significant foreign operations, for which the functional currencies are denominated primarily in French francs, German marks, Italian lire, Japanese yen and Canadian dollars. As the values of the currencies of the foreign countries in which the Company has operations increase or decrease relative to the U.S. dollar, the sales, expenses, profits, assets and liabilities of the Company's foreign operations, as reported in the Company's consolidated financial statements, increase or decrease, accordingly. The Company mitigates a portion of the fluctuations in certain foreign currencies through the purchase of forward contracts and options to hedge known commitments, primarily for purchases of inventory and loans denominated in foreign currencies.

   Results of Operations
   Summary consolidated financial results are as follows:

   [millions, except per share data]     1995          1994          1993
   Net sales                           $347.2        $284.3        $280.3
   Gross profit                         138.2         110.5         114.8
   Operating expenses (1)               114.4          91.5         103.6
   Operating profit                      23.7          18.9          11.2
   Interest expense                       7.6           6.8           8.3
   Income from
   continuing operations                 10.1           8.1            .6
   Per common share                      1.25          1.01           .08

   (1) Includes pre-tax restructuring charges of $13 million in 1993.

   1995 vs 1994

   Net Sales
   Net sales were $347.2 million in 1995 compared to $284.3 million in 1994, an increase of 22%. The sales increase as measured in U.S. dollars was positively impacted by the effect of stronger foreign currencies relative to the U.S. dollar in comparison to 1994. Strong new product programs contributed to the increase in sales in all businesses, as did sales from acquired product lines in the fishing business. Excluding the effects of foreign currency movements, worldwide sales increased 17% over 1994.
   In North America, an overall increase in sales of 22% was led by fishing products, primarily on the strength of increased sales of Mitchell and Johnson rod and reel products and sales of SpiderWire, a product line acquired in April 1995. While sales of Minn Kota electric motors were improved over 1994, sales growth was inhibited by an extended work stoppage at a key component supplier, which limited product availability. Sales of camping products in North America increased moderately overall, led by Old Town watercraft products, as did diving and marine product sales.

   European sales as measured in U.S. dollars increased 26% from 1994, but increased less in local currencies. Measured in U.S. dollars, all product categories recorded gains in sales of at least 20%.

   The Company's Asian business, which is concentrated primarily in Japan and Australia, recorded modest sales growth, reflecting problems in the Japanese economy and the effects of the Kobe earthquake.

   Operating Profit
   The Company's operating profit of $23.7 million in 1995 was $4.8 million, or 25% more than 1994. Gross profit margins increased from 38.9% to 39.8% of sales, reflecting declines in margins in the North American and European fishing businesses which were offset by increases in gross profit margins in the camping, diving and marine businesses in all major geographic areas. Margins in the fishing business were negatively impacted by changes in product mix, the work stoppage noted above, increased incoming freight costs and early season selling programs. Gross margins in 1994 were negatively impacted by inventory adjustments totaling $5.4 million.

   Operating expenses totaled $114.4 million or 33% of sales in 1995 compared to $91.5 million or 32% of sales in 1994. The increase in expenses is concentrated primarily in marketing and selling expenses and, to a lesser extent, research and development. Financial and administrative management expenses have been stable for several years but increased in 1995 due to increased information technology expenditures. Amortization of intangible assets increased from $1.5 million to $2.0 million due to acquisitions consummated in 1995. The increase in operating expenses is also magnified by foreign currency movements relative to the U.S. dollar.

   Other Income and Expenses
   Interest expense increased in 1995 reflecting higher debt levels resulting from the April 1995 acquisition of the SpiderWire product line and the July 1995 acquisition of the Neptune Technologies product line, as well as increased working capital needs from internal growth. Other income, net of other expenses, increased from the prior year, primarily due to higher interest income and lower foreign exchange losses.

   Income From Continuing Operations
   Income from continuing operations of $10.1 million or $1.25 per share in 1995 was $2.0 million or 24% more than the $1.01 per share earned in 1994. The Company's effective tax rate of 40.6% in 1995, compared to 34.7% in 1994, reflects the disproportionate contribution to earnings in 1995 from European and Asian operations, which generally have higher marginal tax rates than the U.S.

   1994 vs 1993

   Net Sales
   Net sales were $284.3 million in 1994 compared to $280.3 million in 1993, an increase of 1%. The sales increase as measured in U.S. dollars was positively impacted by the effect of stronger foreign currencies relative to the U.S. dollar in comparison to 1993.

   In North America, fishing products led the sales increase, primarily on the strength of Minn Kota electric trolling motors. The line of motors introduced in 1993 increased Minn Kota's market share. Sales of camping products in North America decreased slightly overall as Old Town watercraft products recorded gains, while other camping products decreased. Diving sales increased in the U.S. market while marine product sales decreased, primarily due to elimination of certain non-strategic products in 1994.

   European sales as measured in U.S. dollars increased 6% from 1993, but increased less in local currencies. Fishing and camping products were contributors, increasing 12%, led by Jack Wolfskin's brand expansion. Diving products had a slight increase in sales and improved operating performance. Sales of marine products were flat, affected by the weak economy in France, which is their primary market, and a reduction in the number of products offered, but operating results improved.

   The Company's Japanese business recorded strong sales growth, reflecting a strong market for the Company's diving products, increased penetration of fishing and camping products, and benefiting from the strong value of the yen.

   Operating Profit
   The Company's operating profit was $18.9 million in 1994 compared to $11.2 million in 1993. The 1993 results reflect the establishment of a $13 million pre-tax restructuring reserve. Results in 1994 were significantly impacted by European fishing and marine operations where operating profit more than doubled over the prior year. Programs to reduce expenses and the number of products offered for sale significantly enhanced profitability. Margins and operating profit were reduced in 1994 by fourth quarter inventory adjustments totaling $5.4 million, primarily in North American marine operations. Many of the products involved in the writedown were not part of the Company's core recreation products business. Efforts to sell these products in the Company's peak selling season, which ends in July, were not successful, necessitating the writedown. The inventory adjustments account, in large measure, for the disproportionate contribution of earnings from outside North America to total operating results. Gross profit margins outside North America held steady in 1994 compared to 1993.

   Other Income and Expenses
   Interest expense decreased in 1994 reflecting lower debt levels beginning in May 1994 offset by rising interest rates in the U.S. Other expenses, net of other income, decreased from the prior year, primarily due to higher interest income from increasing interest rates and higher invested balances and lower foreign exchange losses.

   Income From Continuing Operations
   Income from continuing operations of $8.1 million or $1.01 per share in 1994 was $7.5 million or $ .93 per share more than 1993. Restructuring charges reduced 1993 earnings per share by $1.10. Excluding the restructuring charge, earnings per share from continuing operations were $1.18 in 1993. The effective tax rate returned to a more historical level in 1994 due to increasing levels of pre-tax income. The 1993 tax rate was impacted by restructuring charges.

   Discontinued Operations
   In July 1993, the Company's Board of Directors approved a formal plan to divest the Company's Marking Systems group. As a result, all operations of the Marking Systems group were classified as discontinued operations for all years presented. At that time, the Company recorded a loss on disposal of discontinued operations of $3.0 million. During 1994, the Company completed the sales of the businesses comprising the Marking Systems group and recorded a gain on disposition of approximately $4.1 million as net sales proceeds exceeded expectations.

   Restructuring
   As a result of the desire of management and the Board of Directors to strategically reposition the Company as an integrated global recreation products company, restructuring reserves totaling $13 million and $4.5 million were recorded in 1993 and 1992, respectively. The key components of these charges were losses on the disposal of non-strategic recreation product lines totaling $6.4 million, creation of a centralized management structure totaling $2.3 million, severance costs of $3.6 million and facilities closing costs of $1.1 million. The majority of the restructuring charges were for future cash outlays, however, provisions were included for inventory and equipment writedowns and a $2.1 million write-off of goodwill associated with non-strategic recreation product lines. As of September 30, 1994, approximately $1.1 million of unexpended reserves remained as a liability of the Company.

   Remaining reserves from restructuring charges recorded in 1993 and 1992 were consumed in 1995. While certain expenses related to the original restructuring plan remain to be incurred, these charges will not be significant. However, certain estimates of the cost of components of the charges varied from the amounts originally determined. In particular, the extent of restructuring of European operations (and the related cost) was less than originally anticipated. This was offset by approximately $5 million of costs from the disposition of the Elliot commercial life raft operation, which was consummated in 1994. Restructuring charges totalled approximately $15 million for North American operations, of which Elliot was a part, with the remainder attributable primarily to European businesses.

   Financial Condition
   The Company completed the acquisitions of two product lines in 1995, which increased tangible and intangible assets and long-term debt by $28 million. No acquisitions were completed in 1994 or 1993 as the Company focused on repositioning its existing businesses.

   WORKING CAPITAL

   The following table sets forth the Company's working capital position at the end of each of the past three years:

   [millions]                            1995          1994          1993
   Current assets                      $185.4        $155.4        $182.6
   Current liabilities                   63.9          54.0          78.4
   Working capital                     $121.5        $101.4        $104.2
   Current ratio                     2.9 to 1      2.9 to 1      2.3 to 1

   Current assets included $46.5 million of Marking Systems group assets, net of liabilities, at October 1, 1993. The Company divested these assets in 1994.

   Total inventories increased by $27.8 million from 1994, due to accelerated delivery schedules for certain new products, inventories of acquired product lines, and level loading of production at certain of the Company's manufacturing operations. Foreign currency fluctuations also contributed to the increase. Inventory turns in 1995 increased modestly from the prior year.

   The increase of $6.5 million in accounts receivable was due to sales growth in the most recent quarter and was magnified by the same foreign currency effect as inventories. Receivable days outstanding at September 29, 1995 improved nominally from the prior year.

   Current liabilities increased by $9.8 million as current debt increased primarily from the growth in inventory noted above. Accruals for restructuring have been decreasing since establishment of the reserves in 1992 and 1993 as funding of the related obligations has occurred.

   CAPITALIZATION
   The following table sets forth the Company's debt and capital structure at the end of the past three years:

   [millions]                            1995          1994          1993
   Current debt                         $18.6         $16.1         $37.1
   Long-term debt                        68.9          31.2          44.5
   Total debt                            87.5          47.3
                                                                     81.6
   Shareholders' equity                 141.3         128.2         110.8

   Total capitalization                $228.8        $175.5        $192.4
   Debt to total capital ratio          38.2%         27.0%         42.4%

   In October 1995, the Company consummated private placements of long-term debt totaling $45 million. In anticipation of this financing, short-term debt totaling $32 million at September 29, 1995 has been classified as long-term. Bank lines of credit expiring in 1996 are expected to be replaced with similar facilities. The Company's debt to total capital ratio indicates its underlying financial strength.

   CAPITAL EXPENDITURES, DEPRECIATION AND AMORTIZATION
   Expenditures for property, plant and equipment were $15.6 million in 1995, $14 million in 1994 and $8.4 million in 1993. The Company's recurring investments are made primarily for tooling for new products and enhancements. In 1995 and 1994, capital spending was increased due to investments in data processing improvements. In 1994, the Company also constructed and occupied an office and research facility to replace rented space. In 1996, capitalized expenditures will total approximately $14 million. These expenditures are expected to be funded by working capital or existing bank lines of credit.

   Depreciation and amortization charges were $8.3 million in 1995, $7.0 million in 1994, and $7.2 million in 1993. The increase over 1994 reflects additional amortization of intangible assets arising from the Company's 1995 acquisitions and increased depreciation from capital spending in 1995 and 1994.

   Other Factors
   The Company has not been significantly impacted by inflationary pressures over the last several years. However, from time to time the Company faces changes in the prices of commodities. Price increases and, in certain situations, price decreases are implemented for individual products, when appropriate. The Company anticipates that rising costs of basic raw materials may impact 1996 operating costs and, accordingly, the prices of its products. The Company is involved in continuing programs to mitigate the impact of cost increases through changes in product design and identification of sourcing and manufacturing efficiencies.

   CONSOLIDATED BALANCE SHEETS
                                           September 29       September 30
   [thousands, except share data]              1995               1994
   Assets
   Current assets:
     Cash and temporary cash investments       $8,944            $15,588
     Accounts receivable, less allowance
      for doubtful accounts of $2,610
      and $2,317, respectively                 61,456             54,942
     Inventories                               98,238             70,389
     Deferred income taxes                      7,423              7,482
     Other current assets                       9,319              6,967
                                             --------           --------
   Total current assets                       185,380            155,368

   Property, plant and equipment               33,028             26,579
   Intangible assets                           58,691             35,009
   Other assets                                 1,254              2,725
                                             --------           --------
   Total assets                              $278,353           $219,681
                                             ========           ========

   Liabilities and Shareholders' Equity
   Current liabilities:
     Notes payable and current maturities
      of long-term obligations                $18,563            $16,097
     Accounts payable                          14,623             13,467
     Accrued liabilities:
         Salaries and wages                     5,792              5,207
         Income taxes                           4,011              5,145
   Other                                       20,866             14,118
                                             --------           --------
   Total current liabilities                   63,855             54,034
   Long-term obligations, less
    current maturities                         68,948             31,190
   Other liabilities                            4,288              6,260
                                             --------           --------
   Total liabilities                          137,091             91,484
                                             ========           ========
   Shareholders' equity:
     Preferred stock issued: none                 -                  -
     Common stock:
        Class A shares issued:
           September 29, 1995, 6,896,883;
           September 30, 1994, 6,859,558          345                343
        Class B shares issued
           (convertible into Class A):
           September 29, 1995, 1,228,613;
           September 30, 1994, 1,230,599           61                 62
     Capital in excess of par value            43,968             43,330
     Retained earnings                         89,525             79,538
     Contingent compensation                     (264)              (242)
     Cumulative translation adjustment          7,869              5,166
     Treasury stock, at cost: September 29,
      1995, 10,000 Class A shares                (242)               -
                                             --------            -------
   Total shareholders' equity                 141,262            128,197
                                             --------            -------
   Total liabilities and
    shareholders' equity                     $278,353           $219,681

   The accompanying notes are an integral part of the consolidated financial statements.

    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Year Ended
   [thousands, except                September 29   September 30   October 1
     per share data]                     1995           1994         1993

   Net sales                          $347,190       $284,343      $280,292
   Cost of sales                       209,035        173,869       165,512
                                       -------        -------       -------
   Gross profit                        138,155        110,474       114,780
                                       =======        =======       =======
   Operating expenses:
     Marketing and selling              78,743         59,629        57,242
     Financial and administrative
        management                      25,304         23,482        25,146
     Research and development            6,531          5,304         4,924
     Profit sharing                      1,830          1,639         1,694
     Amortization of acquisition
        costs                            2,003          1,482         1,581
     Restructuring                           -              -        13,000
                                       -------        -------       -------
   Total operating expenses            114,411         91,536       103,587
                                       =======        =======       =======
   Operating profit                     23,744         18,938        11,193
   Interest income                        (774)          (531)         (459)
   Interest expense                      7,613          6,845         8,309
   Other (income) expenses, net            (87)           140           648

   Income from continuing
      operations before income taxes    16,992         12,484         2,695
   Income tax expense                    6,903          4,338         2,055

   Income from continuing operations    10,089          8,146           640
   Discontinued operations:
     Income from discontinued
        operations, net of
        income tax expense of
        $1,293 in 1993                       -              -         1,169
     Gain (loss) on disposal of
        discontinued operations,
        net of income tax expense
        (benefit) of $(2,277) and
        $3,000 in 1994 and 1993,
        respectively                         -          4,052        (3,000)
                                       -------        -------       -------
   Net income (loss)                   $10,089        $12,198       $(1,191)

   Earnings (loss) Per Common Share
   Continuing operations                 $1.25          $1.01          $.08
   Discontinued operations                   -            .50          (.23)
                                      --------       --------       -------
   Net income (loss)                     $1.25          $1.51         $(.15)
                                      ========       ========       =======

   The accompanying notes are an integral part of the consolidated financial statements.

     Consolidated Statements of Shareholders' Equity

                                              Capital in                Cumulative
                                   Common     Excess of     Retained    Contingent      Translation    Treasury
   [thousands]                     Stock      Par Value     Earnings    Compensation    Adjustment     Stock
   Balance at October 2, 1992       $396      $40,984      $68,531         $(221)        $8,979        $   -
   Net loss                          -            -         (1,191)          -              -              -
   Exercise of stock options           2          355          -             -              -              -
   Tax benefit of stock
     options exercised               -            145          -             -              -              -
   Issuance of restricted stock        1          212          -            (212)           -              -
   Amortization of contingent
     compensation                    -            -            -              83            -              -
   Translation adjustment            -            -            -             -           (7,246)           -

   Balance at October 1, 1993        399       41,696       67,340          (350)         1,733            -
   Net income                        -            -         12,198           -              -              -
   Exercise of stock options           5        1,226          -             -              -              -
   Tax benefit of stock
     options exercised               -            150          -             -              -              -
   Issuance of restricted stock      -             70          -             (70)           -              -
   Issuance of stock under
     employee stock purchase
     plan                              1          188          -             -              -              -
   Amortization of contingent
     compensation                    -            -            -             178            -              -
   Translation adjustment            -            -            -             -            3,433            -

   Balance at September 30, 1994     405       43,330       79,538          (242)         5,166            -
   Net income                        -            -         10,089           -              -              -
   Exercise of stock options           1          384          (95)          -              -              910
   Tax benefit of stock
     options exercised               -            118          -             -              -              -
   Issuance of restricted
     stock                           -            -             (7)         (222)           -              229
   Issuance of stock under
     employee stock purchase
     plan                            -            136          -             -              -              -
   Amortization of contingent
     compensation                    -            -            -             200            -              -
   Other treasury stock
     transactions                    -            -            -             -              -           (1,381)
   Translation adjustment            -            -            -             -            2,703            -

   Balance at September 29, 1995    $406      $43,968      $89,525         $(264)        $7,869          $(242)

   The accompanying notes are an integral part of the consolidated financial statements.

   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year Ended
                                     September 29   September 30   October 1
   [thousands]                           1995           1994         1993

   Cash Provided By (Used For)
     Operations
   Net income (loss)                    $10,089        $12,198      $(1,191)
   Noncash items:
     Depreciation and amortization        8,314          6,987        7,167
     Deferred income taxes                  179           (694)      (2,255)
     Writedown of intangible assets           -              -        2,060
     Loss (income) from
        discontinued operations               -         (4,052)       1,831
   Change in:
     Accounts receivable, net            (5,070)        (8,397)      (6,624)
     Inventories                        (21,825)          (993)      (2,639)
     Accounts payable and other
        accrued liabilities               7,256          3,576        3,604
     Restructuring accrual               (1,077)        (7,828)       4,405
     Net assets of discontinued
        operations                            -          4,036       (6,611)
     Other, net                          (4,147)         2,705       (3,566)
                                        -------        -------      -------
                                         (6,281)         7,538       (3,819)
                                        -------        -------      -------
   Cash Provided By (Used For)
     Investing Activities
   Net assets of businesses acquired    (28,070)             -            -
   Proceeds from sales of
     discontinued operations
     and other businesses                     -         48,076            -
   Net additions to property,
     plant and equipment                (12,098)       (12,294)      (5,334)
   Other, net                                 -             58          (26)
                                        -------        -------      -------
                                        (40,168)        35,840       (5,360)
                                        -------        -------      -------
   Cash Provided By (Used For)
    Financing Activities
   Proceeds from revolving credit
     facilities                          31,672              -            -
   Issuance of senior notes                   -              -       15,000
   Principal payments on senior notes    (6,000)        (5,000)      (5,000)
   Net change in notes payable and
     other long-term obligations         13,766        (29,284)          25
   Common stock transactions                 73          1,570          503
                                        -------       --------      -------
                                         39,511        (32,714)      10,528
                                        -------       --------      -------
   Effect of foreign currency
     fluctuations on cash                   294            509         (479)
   Increase (decrease) in cash
     and temporary cash investments      (6,644)        11,173          870

   Cash and Temporary Cash Investments

   Beginning of year                     15,588          4,415        3,545
   End of year                           $8,944        $15,588       $4,415


   The accompanying notes are an integral part of the consolidated financial statements.

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Johnson Worldwide Associates, Inc. is an integrated, global recreation products company engaged primarily in the marketing and distribution of its proprietary brands of fishing, camping, diving and marine products.

   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation
   The consolidated financial statements include the accounts of Johnson Worldwide Associates, Inc. and all majority owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities and operating results and the disclosure of commitments and contingent liabilities. Actual results could significantly differ from those estimates. For the Company, significant estimates include the allowance for doubtful accounts receivable and reserves for inventory obsolescence.

   The Company's fiscal year ends on the Friday nearest September 30. The fiscal years ended September 29, 1995, September 30, 1994 and October 1, 1993 (hereinafter 1995, 1994 and 1993, respectively) each comprise 52 weeks.

   Cash and Temporary Cash Investments
   For purposes of the consolidated statements of cash flows, the Company considers all short-term investments in interest-bearing bank accounts, securities and other instruments with an original maturity of three months or less, to be equivalent to cash.

   Inventories
   Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

   Inventories at the end of the respective years consist of the following:

   [thousands]                          1995           1994
   Raw materials                     $28,726        $19,058
   Work in process                     5,888          4,625
   Finished goods                     68,742         54,260
                                     -------       --------
                                     103,356         77,943
   Less reserves                       5,118          7,554
                                     -------        -------
                                     $98,238        $70,389
                                     =======        =======

   In 1994, the Company recorded charges totaling $5,400,000 to reduce the carrying value of certain elements of inventory to their net realizable value.

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

   Property, plant and equipment at the end of the respective years consist of the following:

   [thousands]                          1995           1994
   Property and improvements            $969           $953
   Buildings and improvements         15,642         15,048
   Furniture, fixtures and
     equipment                        59,275         49,140
                                     -------        -------
                                      75,886         65,141
   Less accumulated depreciation      42,858         38,562
                                     -------        -------
                                     $33,028        $26,579
                                     =======        =======

   Intangible Assets
   Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method with periods ranging from 15 to 40 years for goodwill and 3 to 16 years for patents, trademarks and other intangible assets.

   The Company assesses the recoverability of intangible assets primarily by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured primarily based on projected discounted future operating cash flows using a discount rate reflecting the Company's cost of funds.

   Intangible assets at the end of the respective years consist of the following:

   [thousands]                          1995           1994
   Goodwill                          $68,784        $42,878
   Patents, trademarks and other       4,604          4,643
                                      ------         ------
                                      73,388         47,521
   Less accumulated amortization      14,697         12,512
                                      ------         ------
                                     $58,691        $35,009
                                      ======         ======

   Income Taxes
   The Company provides for income taxes currently payable, and deferred income taxes resulting from temporary differences between financial statement and taxable income using the asset and liability method.

   Federal and state income taxes are provided on foreign subsidiary income distributed to or taxable in the United States during the year. At September 29, 1995, net undistributed earnings of foreign subsidiaries total approximately $37,406,000. A substantial portion of these unremitted earnings have been permanently invested abroad and no provision for federal or state taxes is made on these amounts. With respect to that portion of foreign earnings which may be returned to the United States, provision is made for taxes if the amounts are significant.

   The Company's United States entities file a consolidated federal income tax return.

   Employee Benefits
   The Company and certain of its subsidiaries have various retirement and profit sharing plans. U.S. pension obligations, which are generally based on compensation and years of service, are funded by payments to pension fund trustees. Other foreign pensions are funded as expenses are incurred. The Company's policy is generally to fund the minimum amount required under the Employee Retirement Income Security Act of 1974 for plans subject thereto. Profit sharing costs are funded at least annually.

   Foreign Operations
   The Company operates internationally, which gives rise to exposure to market risk from movements in foreign exchange rates. The Company uses foreign currency forward contracts and foreign currency options in its selective hedging of foreign exchange exposure. Gains and losses on contracts that qualify as hedges are recognized as an adjustment of the carrying amount of the item being hedged. The Company primarily hedges inventory purchases and loans denominated in foreign currencies. The Company does not enter into foreign exchange contracts for trading purposes.

   At September 29, 1995, foreign currency forward contracts and options with a notional value of approximately $12,000,000 are in place, hedging existing and anticipated transactions. Substantially all of these contracts mature in 1996. Failure of the counterparties to perform their obligations under these contracts would expose the Company to the risk of foreign currency rate movements for those contracts. The Company does not believe the risk is significant.

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

   Advertising
   The Company expenses substantially all costs of production of advertising the first time the advertising takes place. Cooperative promotional arrangements are accrued in relation to sales.

   Advertising expense in 1995, 1994 and 1993 totals $26,151,000, $19,901,000 and $20,188,000, respectively. Capitalized costs at September 29, 1995 and September 30, 1994 total $2,605,000 and $1,860,000, respectively, and primarily include catalogs and costs of advertising which has not yet run for the first time.

   Research and Development
   Research and development costs are expensed as incurred.

   Reclassification
   Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

   Pending Accounting Changes
   In March 1995, the FASB issued Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. The Company will adopt Statement 121 in 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

   In October 1995, the FASB issued Statement 123, Accounting for Stock-Based Compensation, which requires accounting for employee stock compensation plans using either the fair value method or the intrinsic value based method. The Company will adopt Statement 123 in 1997 and, based on current circumstances, anticipates retaining the intrinsic value based method of accounting for stock options, which is in use in 1995.

   RESTRUCTURING
   In 1993, the Company accrued pre-tax restructuring charges of $13,000,000. These restructuring charges are presented as a separate component of operating profit and established reserves for costs to be incurred related to facility closures, employee severance, recruiting and moving employees, and allowances for exit from certain extraneous recreational product categories.

   Assets of recreational product categories held for sale, consisting primarily of accounts receivable and inventory less the associated liabilities, were disposed of in 1994. Unamortized goodwill, which was associated with certain of these product categories in the amount of $2,100,000, was written off against the restructuring reserve in 1993.

   DISCONTINUED OPERATIONS
   In July 1993, the Board of Directors approved a formal plan to divest the Company's Marking Systems group, which manufactured and marketed hand stamps, ink rolls, ink cartridges and liquid ink jets. As a result of the adoption of the plan of divestiture, the Marking Systems operations have been classified as discontinued for all years presented. The Company estimated in 1993 that the Marking Systems group would be sold for its net book value after consideration of earnings to the date of disposal. Tax expense of $3,000,000 was provided in recognition of estimated tax liabilities associated with the divestiture. This provision resulted in recognition of a loss on disposal. The Company completed the divestiture in two separate transactions in 1994 resulting in a gain of $4,052,000 as net sales proceeds exceeded expectations. Net sales of the Marking Systems group to the disposal dates were $36,075,000 and $58,996,000 for 1994 and 1993, respectively. Interest expense of $41,000 and $79,000 for 1994 and 1993, respectively, that was directly attributable to the Marking Systems group was allocated to discontinued operations.

   ACQUISITIONS
   In April 1995, the Company acquired substantially all the assets of a line of fishing tackle products. The initial purchase price, including direct expenses, of the acquisition was $25,470,000, of which $22,042,000 was recorded as intangible assets and will be amortized over 25 years. Additional payments in the years 1996 through 2001 are dependent upon the achievement of specified levels of sales and profitability of certain of the acquired products. In connection with the acquisition, the Company entered into an exclusive supply agreement with the third-party manufacturer of the products.

   In June 1995, the Company acquired substantially all the assets of a line of electric motors and marine accessories. The purchase price of the acquisition was $2,600,000, of which $2,000,000 was recorded as intangible assets and will be amortized over 15 years. Additional payments in the years 1996 through 2000 are dependent upon achievement of specified levels of sales of the acquired product line.

   The acquisitions were accounted for using the purchase method and, accordingly, the consolidated financial statements include the results of operations since the respective dates of acquisition. Additional payments, if required, will increase intangible assets in future years.

   The following pro forma operating results are unaudited and reflect purchase accounting adjustments assuming the acquisitions were consummated at the beginning of each year presented:

   [thousands, except per share data]      1995          1994

   Net sales                           $359,049      $292,812
   Income from continuing operations      8,755         5,237
   Earnings per common share               1.08          0.65

   NOTES PAYABLE AND LONG-TERM OBLIGATIONS
   Short-term obligations at the end of the respective years consist of the following:

   [thousands]                             1995          1994
   Bank loans                           $42,978        $9,264
   Current maturities of
     long-term obligations                7,413         6,833
                                        -------       -------
                                         50,391        16,097
   Less short-term obligations
     to be refinanced                    31,828             -
                                        -------       -------
                                        $18,563       $16,097
                                        =======       =======

   These arrangements provide for short-term borrowings with interest rates set periodically by reference to market rates. The weighted average interest rate on short-term indebtedness was 7.0% and 7.9% at September 29, 1995 and September 30, 1994, respectively. The Company has lines of credit, both foreign and domestic, totaling $103,775,000, including $35,000,000 in support of commercial paper issuance, of which $57,958,000 is available at September 29, 1995. The Company also has available letters of credit for trade financing purposes.

   Long-term obligations at the end of the respective years consist of the following:

   [thousands]                             1995          1994
   Senior notes                         $29,000       $35,000
   Short-term obligations to
     be refinanced                       31,828             -
   Revolving credit facility             13,172             -
   Notes payable 4.8% to 10.9%
     maturing through December 2005       2,361         3,023
                                       --------      --------
                                         76,361        38,023
   Less current maturities                7,413         6,833
                                       --------      --------
                                        $68,948       $31,190
                                       ========      ========

   In October 1995, the Company issued unsecured senior notes of $30,000,000 with an interest rate of 7.77% and $15,000,000 with an interest rate of 6.98%. The funding commitment for the $30,000,000 issue of senior notes was received in April 1995. Total annual principal payments ranging from $5,500,000 to $7,500,000 are due beginning in 2000 to 2006. Proceeds from issuance of the senior notes have been used to retire an interim revolving credit facility established in April 1995 to fund acquisitions and to reduce outstanding borrowings under the Company's primary revolving credit facility. Outstanding short-term obligations totaling $31,828,000 at September 29, 1995 have been classified as long-term in anticipation of refinancing with the proceeds of the senior notes.

   In 1993 and 1991, respectively, the Company issued unsecured senior notes of $15,000,000 with an interest rate of 6.58% and $25,000,000 with an interest rate of 9.16%. Equal annual principal payments of $7,500,000 for the 1993 senior notes are due in 1998 and 1999. Remaining annual principal payments for the 1991 senior notes are $7,000,000 in both 1996 and 1997.

   The Company has a $25,000,000 revolving credit facility, which allows for borrowings in certain foreign currencies. Interest on borrowings is set periodically by reference to market rates such as the London Interbank Offered Rate. This facility, the Company's $35,000,000 commercial paper backup line and a $20,000,000 interim facility expire in 1996 and are expected to be replaced by a combined $90,000,000 multi-currency agreement.

   Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the fair value of the Company's long-term obligations as of September 29, 1995 and September 30, 1994 is $76,804,000 and $37,165,000, respectively. The carrying value of all other financial instruments approximates the fair value.

   Certain of the Company's loan agreements require that Samuel C. Johnson, members of his family and related entities (Johnson Family) continue to own stock having votes sufficient to elect a 51% majority of the directors. As of September 29, 1995, the Johnson Family held approximately 2,134,000 shares or 31% of the Class A common stock and approximately 1,160,000 shares or 94% of the Class B common stock and approximately 72% of the voting power of both classes of common stock taken as a whole. The agreements also contain restrictive covenants regarding the Company's tangible net worth, indebtedness and distribution of earnings.

   Principal amounts payable on long-term obligations in each of the five years ending September 2000 are as follows:

     Year                                         [thousands]
     1996                                              $7,413
     1997                                               7,406
     1998                                               7,853
     1999                                               7,688
     2000                                               5,898

   Interest paid was $6,775,000, $6,864,000 and $8,325,000 for 1995, 1994 and
   1993, respectively.

   Leases and Other Commitments
   The Company leases certain operating facilities and machinery and equipment under long-term, noncancelable operating leases. Future minimum rental commitments under noncancelable operating leases having an initial or remaining term in excess of one year at September 29, 1995 are as follows:

     Year                                         [thousands]
     1996                                              $4,027
     1997                                               2,968
     1998                                               1,645
     1999                                               1,161
     2000                                                 938
     Thereafter                                         3,485

   Rental expense under all leases related to continuing operations was approximately $5,141,000, $5,145,000 and $5,432,000 for 1995, 1994 and
   1993, respectively.

   The Company makes commitments in a broad variety of areas, including capital expenditures, contracts for services, sponsorship of broadcast media and supply of finished products and components, all of which are in the ordinary course of business.

   INCOME TAXES

   The Company adopted the asset and liability method in October 1992. The cumulative effect of this change in accounting for income taxes is $95,000.

   Income tax expense (benefit) for the respective years attributable to income from continuing operations consists of the following:

   [thousands]                             1995          1994          1993
   Current:
     Federal                               $309       $(2,045)         $582
     State                                 (100)          439           539
     Foreign                              6,489         5,382         3,545
   Deferred                                 205           562        (2,611)
                                          -----         -----         -----
                                         $6,903        $4,338        $2,055
                                          =====         =====         =====

   The significant components of deferred tax expense (benefit) attributable to income from continuing operations are as follows:

   [thousands]                             1995          1994          1993
   Deferred tax expense (benefit)
     (exclusive of effects of
     other components listed below)        $679          $998       $(3,037)
   Adjustments to deferred tax
     assets and liabilities
     for enacted changes in
     tax laws or rates                       10           (18)          307
   Increase (decrease) in beginning
     of the year balance of the
     valuation allowance for
     deferred tax assets                   (484)         (418)          119
                                           ----         -----        ------
                                           $205          $562       $(2,611)
                                           ====         =====        ======

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

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at the end of the respective years are presented below:

   [thousands]                             1995          1994          1993
   Deferred tax assets:
     Inventories                         $1,867        $2,836          $862
     Compensation                         1,782         1,816         1,603
     Restructuring                            -           377         4,247
     Foreign income taxes                   988         1,489           706
     Foreign tax credit
        carryforwards                     1,129         1,331         1,321
     Net operating loss
        carryforwards                       407           360           788
     Other                                4,607         2,870         2,556
                                        -------       -------       -------
   Total gross deferred
     tax assets                          10,780        11,079        12,083
   Less valuation allowance               1,107         1,591         2,009
                                        -------       -------       -------
                                          9,673         9,488        10,074
   Deferred tax liabilities:
     Foreign statutory reserves           1,204           891           879
   Acquisition accounting                   638           561           597
   Total deferred tax liabilities         1,842         1,452         1,476
                                        -------       -------       -------
   Net deferred tax asset                $7,831        $8,036        $8,598
                                        =======       =======       =======

   Following is the income (loss) from continuing operations before income taxes for domestic and foreign operations:

   [thousands]                             1995          1994          1993
   United States                         $1,164          $350      $(10,280)
   Foreign                               15,828        12,134        12,975
                                        $16,992       $12,484        $2,695


   The significant differences between the statutory federal tax rates and the effective income tax rates are as follows:

                                           1995          1994          1993
   Statutory U.S. federal
     income tax rate                         34.0%         34.0%        34.0%
   State income taxes, net of
     federal income tax benefit              (0.9)          1.9         12.7
   Foreign rate differential                  7.9           5.2         24.3
   Foreign operating losses (benefit)         0.9          (2.7)        13.2
   Tax credits                               (1.6)         (0.7)        (5.2)
   Other                                      0.3          (3.0)        (2.7)
                                             40.6%         34.7%        76.3%

   At September 29, 1995, the Company has $1,129,000 of foreign tax credit carryforwards related to continuing operations available to be offset against future U.S. tax liability. The credits begin expiring in 1997, if not utilized.

   During 1995, 1994 and 1993, foreign net operating loss carryforwards related to continuing operations were utilized, resulting in a reduction in income tax expense of $130,000, $428,000 and $264,000, respectively. At September 29, 1995, certain of the Company's foreign subsidiaries have net operating losses totaling $1,237,000 which are available to offset future taxable income over the next 8 to 10 years. They are anticipated to be utilized against profits over the next several years.

   Taxes paid related to continuing operations were $7,318,000, $5,896,000 and $6,069,000 for 1995, 1994 and 1993, respectively.

   EMPLOYEE BENEFITS

   Net periodic pension cost for noncontributory pension plans related to continuing operations includes the following components:

   [thousands]                             1995          1994          1993

   Service cost                            $254          $265          $218
   Interest on projected
     benefit obligation                     582           568           515
   Return on plan assets                   (457)         (411)         (240)
   Net amortization and deferral            (19)            3          (125)
   Effect of plan curtailment                 -           177             -
                                           $360          $602          $368

   The funded status of the plans related to continuing operations is as follows at the end of each year:

   [thousands]                             1995          1994
   Actuarial present value of
     benefit obligations:
        Vested benefits                  $6,030        $5,727
        Non-vested benefits                 174           326
   Accumulated benefit obligation         6,204         6,053
   Effect of projected compensation
     levels                               1,681         1,770
   Projected benefit obligation           7,885         7,823
   Plan assets at fair value              5,697         5,601
   Projected benefit obligation
     in excess of plan assets            (2,188)       (2,222)
   Unrecognized net loss                  1,209         1,136
   Unrecognized prior service cost          278           303
   Unrecognized net asset                  (661)         (737)
   Pension liability recognized in
     the consolidated balance sheets    $(1,362)      $(1,520)

   Plan assets are invested primarily in stock and bond mutual funds and insurance contracts.

   Actuarial assumptions used to determine the projected benefit obligation and the expected net periodic pension cost are as follows:

                                           1995          1994          1993
   Discount rate                             8%            8%            8%
   Rate of increase in
     compensation levels                      5             5             5
   Expected long-term rate
     of return on plan assets                 8             8             8

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

   COMMON STOCK
   Common stock at the end of the respective years consists of the following:

                                           1995          1994
   Class A, $.05 par value:
     Authorized                      20,000,000    20,000,000
     Outstanding                      6,886,883     6,859,558
   Class B, $.05 par value:
     Authorized                       3,000,000     3,000,000
     Outstanding                      1,228,613     1,230,599

   Holders of Class A common stock are entitled to elect 25% of the members of the Board of Directors and holders of Class B common stock are entitled to elect the remaining directors. With respect to matters other than the election of directors or any matters for which class voting is required by law, holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share. If any dividends (other than dividends paid in shares of the Company) are paid by the Company on its common stock, a dividend would be paid on each share of Class A common stock equal to 110% of the amount paid on each share of Class B common stock. Each share of Class B common stock is convertible at any time into one share of Class A common stock. During 1995, 1994 and 1993, respectively, 1,986, 284 and 1,587 shares of Class B common stock were converted into Class A common stock.

   STOCK OWNERSHIP PLANS
   The Company's current stock ownership plans provide for issuance of options to acquire shares of Class A common stock by key executives and non-employee directors. Current plans also allow for issuance of restricted stock or stock appreciation rights in lieu of options. All options have been granted at a price not less than fair market value at the date of grant and become exercisable over periods of one to four years from the date of grant, unless accelerated. Stock options generally have a term of 10 years. A summary of stock option activity related to the Company's plans is as follows:

                                              Shares          Exercise Price

   Outstanding at October 2, 1992             477,246         $3.50 - 23.25
   Granted                                    193,555         16.38 - 21.25
   Exercised                                  (63,721)         3.50 - 19.88
   Cancelled                                  (12,250)        17.13 - 23.25

   Outstanding at October 1, 1993             594,830          3.50 - 23.25
   Granted                                    122,000         23.00 - 24.38
   Exercised                                  (88,663)         3.50 - 23.25
   Cancelled                                  (40,558)        17.13 - 22.00

   Outstanding at September 30, 1994          587,609          3.50 - 24.38
   Granted                                    119,000         18.63 - 21.75
   Exercised                                  (70,138)         3.50 - 23.75
   Cancelled                                  (37,525)        17.12 - 23.75

   Outstanding at September 29, 1995          598,946         $4.44 - 24.38

   Exercisable at September 29, 1995          338,511         $4.44 - 24.38

   At September 29, 1995, September 30, 1994 and October 1, 1993, 286,833, 276,333 and 273,500 shares, respectively, of restricted Class A common stock were issued under the Company's stock ownership plans. The fair value of the shares awarded in excess of the amount paid for such shares is recognized as contingent compensation and is being amortized over three years from the dates of award, unless accelerated, the period after which all restrictions will have lapsed. At September 29, 1995, 467,117 shares are available for future issuance under all Company stock ownership plans.

   The Company's employee stock purchase plan provides for the issuance of up to 150,000 shares of Class A common stock at a purchase price of not less than 85% of the fair market value at the date of grant. During 1995 and 1994, 6,701 and 9,432 shares, respectively, were issued under this plan. No shares were issued under this plan in 1993.

   RELATED PARTY TRANSACTIONS
   The Company and S.C. Johnson & Son, Inc. are controlled by the Johnson Family. Various transactions are conducted between the Company and organizations controlled by the Johnson Family. These include consulting services, office rental, certain administrative activities and, in 1994, the purchase of land for the Company's headquarters facility.
   Total costs of these transactions are $523,000, $1,548,000 and $871,000 for 1995, 1994 and 1993, respectively, of which $125,000 and $210,000 are outstanding at September 29, 1995 and September 30, 1994, respectively.

   GEOGRAPHIC SEGMENTS OF BUSINESS
   The Company conducts its worldwide operations through separate geographic area organizations which represent major markets or combinations of markets. The operations are conducted in the United States and various foreign countries, primarily in Europe, Canada and the Pacific Basin.
   Net sales and operating profit by geographic area include both sales to customers, as reported in the Company's consolidated statements of operations, and inter-area transfers, which are priced to recover cost plus an appropriate profit margin.

   Identifiable assets represent assets that are used in the Company's operations in each geographic area at the end of the years presented.

   A summary of the Company's operations by geographic area is as follows:

   [thousands]                          1995           1994          1993
   Net sales:
     United States:
        Unaffiliated customers      $192,426       $157,191      $159,842
        Inter-area transfers           5,749          4,966         3,213
     Europe:
        Unaffiliated customers       126,103        100,297        94,777
        Inter-area transfers           3,365          3,622         2,654
     Other                            28,674         26,926        26,360
     Eliminations                     (9,127)        (8,659)       (6,554)
                                    --------       --------      --------
                                    $347,190       $284,343      $280,292
                                    ========       ========      ========
   Operating profit (loss):
     United States                    $6,004         $3,807         $(295)
     Europe                           14,409         11,643         7,933
     Other                             3,331          3,488         3,555
                                     -------        -------       -------
                                     $23,744        $18,938       $11,193
                                     =======        =======       =======
   Identifiable assets:
     United States                  $150,691       $109,306
     Europe                          106,426         90,852
     Other                            21,236         19,523
                                     -------        -------
                                    $278,353       $219,681
                                     =======        =======

   Export sales in each geographic area total less than 10% of sales to unaffiliated customers. Sales to a single customer and its affiliated entities totaled $34,902,000 in 1995. No customer accounted for 10% or more of sales in 1994 or 1993.

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

   The weighted average common and common equivalent shares used in the computation of earnings per common share are 8,080,684, 8,067,629 and 7,974,418 in 1995, 1994 and 1993, respectively. Common stock equivalents are not significant in any year presented.

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

   AUDITORS' AND MANAGEMENT'S REPORTS

   Independent Auditors' Report

   Shareholders and Board of Directors
   Johnson Worldwide Associates, Inc.:

   We have audited the consolidated balance sheets of Johnson Worldwide Associates, Inc. and subsidiaries as of September 29, 1995 and September 30, 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended September 29, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnson Worldwide Associates, Inc. and subsidiaries at September 29, 1995 and September 30, 1994, and the results of their operations and their cash flows for each of the years in the three year period ended September 29, 1995, in conformity with generally accepted accounting principles.

   KPMG Peat Marwick LLP
   Milwaukee, Wisconsin
   November 8, 1995

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

   The financial statements for each of the years covered in this Annual Report have been audited by independent auditors, who have provided an independent assessment as to the fairness of the financial statements, after obtaining an understanding of the Company's systems and procedures and performing such other tests as deemed necessary.

   The Audit Committee of the Board of Directors, which is composed solely of directors who are not officers of the Company, meets with management and the independent auditors to review the results of their work and to satisfy itself that their respective responsibilities are being properly discharged. The independent auditors have full and free access to the Audit Committee and have regular discussions with the Committee regarding appropriate auditing and financial reporting matters.

   /s/ John D. Crabb
   John D. Crabb
   President and Chief Executive Officer

   /s/ Carl G. Schmidt
   Carl G. Schmidt
   Senior Vice President and Chief Financial Officer

    Five Year Financial Summary
                                                                      Year Ended
   [thousands, except per         September 29      September 30      October 1      October 2       September 27
    share data]                     1995              1994              1993           1992             1991
   Income Statement Data(1)
   Net sales                      $347,190          $284,343          $280,292       $275,845        $258,154
   Gross profit                    138,155           110,474           114,780        112,185         105,317
   Operating expenses              114,411            91,536            90,587         88,121          81,656
   Restructuring                         -                 -            13,000          4,500               -

   Operating profit                 23,744            18,938            11,193         19,564          23,661
   Interest expense                  7,613             6,845             8,309         10,180           9,343
   Other (income) expense, net        (861)             (391)              189           (491)          1,295

   Income from continuing
     operations before income
     taxes                          16,992            12,484             2,695          9,875          13,023
   Income tax expense                6,903             4,338             2,055          4,509           5,581

   Income from continuing
     operations                     10,089             8,146               640          5,366           7,442
   Income from discontinued
     operations                          -                 -             1,169          2,304           3,703
   Gain (loss) on disposal of
     discontinued operations             -             4,052            (3,000)             -               -

   Net income (loss)               $10,089           $12,198           $(1,191)        $7,670         $11,145

   Earnings (loss) per
     common share:
     Continuing operations           $1.25             $1.01              $.08           $.67            $.94
     Discontinued operations             -               .50              (.23)           .29             .46

   Net income (loss)                 $1.25             $1.51             $(.15)          $.96           $1.40

   Weighted average common and
     common equivalent shares
     outstanding                     8,081             8,068             7,974          7,953           7,939

   Balance Sheet Data(1)
   Total assets                   $278,353          $219,681          $239,121       $236,281        $217,641
   Long-term obligations,
   less current maturities          68,948            31,190            44,543         43,327          41,170
   Shareholders' equity            141,262           128,197           110,818        118,669         105,302

   (1)All periods have been reclassified to reflect the discontinuation of the Company's Marking Systems group.


   Quarterly Financial Summary

   [thousands, except               First                  Second                      Third                     Fourth
   per share data]             1995       1994        1995        1994            1995       1994           1995         1994
   Net sales                 $53,462    $44,009     $105,797     $84,305        $117,844    $95,083       $70,087      $60,946
   Gross profit               20,184     17,881       42,480      35,874          48,745     40,130        26,746       16,589
   Income (loss) from:
     Continuing operations    (1,941)    (2,024)       6,453       6,129           8,239      7,939        (2,662)      (3,898)
     Discontinued operations       -          -            -           -               -      4,052             -            -

   Net income (loss)         $(1,941)   $(2,024)      $6,453      $6,129          $8,239    $11,991       $(2,662)     $(3,898)

   Earnings (loss) per
     common share:
     Continuing operations     $(.24)     $(.25)        $.80        $.76           $1.02       $.98         $(.33)       $(.48)
     Discontinued operations       -          -            -           -               -         50             -            -
   Net income (loss)           $(.24)     $(.25)        $.80        $.76           $1.02      $1.48         $(.33)       $(.48)

   Stock prices:
     High                     $25.75     $27.00       $23.75      $26.50          $23.75     $25.25        $24.75       $26.50
     Low                       18.25      21.00        19.00       23.25           20.50      21.00         22.50        23.25

   BOARD OF DIRECTORS

   Samuel C. Johnson, 67
   Chairman of the Board.
   Director since 1970.
   Chairman of S.C. Johnson & Son, Inc. Also Director of Mobil Corporation,
   H. J. Heinz Company and Deere & Company.

   John D. Crabb, 52
   President and Chief Executive Officer.
   Director since 1992.

   Raymond F. Farley, 71
   Director since 1970.
   Retired President and Chief Executive Officer of S.C. Johnson & Son, Inc. Also Director of Hartmarx Corporation, Kemper Corporation and Snap-on Incorporated.

   Thomas F. Pyle, Jr., 54
   Director since 1987.
   Chairman, President and Chief Executive Officer of RAYOVAC Corporation. Also Director of Kewaunee Scientific Corporation and Riverside Paper Corporation.

   Donald W. Brinckman, 64
   Director since 1988.
   Chairman and Founder of Safety-Kleen Corporation. Also Director of Pay-Chex, Inc. and Snap-on Incorporated.

   Helen P. Johnson-Leipold, 38
   Executive Vice President -
   North American Businesses
   Director since 1994.


   EXECUTIVE OFFICERS

   John D. Crabb, 52
   President and Chief Executive Officer.
   3 years of service with JWA.

   Philippe Blime, 54
   Vice President, President of JWA Europe. 5 years of service with JWA.

   Robert L. Inslee, 57
   Vice President-Human Resources.
   10 years of service with JWA.

   Helen P. Johnson-Leipold, 38
   Executive Vice President -
   North American Businesses
   Joined JWA:  October 1995.

   Carl G. Schmidt, 39
   Senior Vice President and Chief Financial Officer, Secretary and Treasurer. 1 year of service with JWA.


   SHAREHOLDERS' INFORMATION

   Corporate Headquarters
   Johnson Worldwide Associates, Inc.
   1326 Willow Road
   Sturtevant, Wisconsin  53177  USA
   [414] 884-1500

   Internet Address
   http://www.jwa.com

   Common Stock
   NASDAQ Symbol:  JWAIA
   Class A Common Stock is traded on the NASDAQ Over the Counter National Market System.

   Annual Meeting
   The Annual Meeting of Shareholders
   will convene at 1:15 p.m. [CST] on January 24, 1996, in the Grand Ballroom, Racine Marriott, 7111 Washington Avenue, Racine, Wisconsin.

   Form 10-K
   You may receive a copy of the Johnson Worldwide Associates, Inc. Form 10-K filed with the Securities and Exchange Commission by writing to the Secretary at Corporate Headquarters.

   Transfer Agent and Registrar
   Firstar Trust Company
   Corporate Trust Department
   P.O. Box 2077
   Milwaukee, Wisconsin  53201

   Shareholder Inquiries
   Communication concerning the transfer
   of shares, lost certificates or changes
   of address should be directed to the Transfer Agent.