Form 10-K, Exhibit 13
period 1996-09-27
JOHNSON WORLDWIDE ASSOCIATES INC
filed 1996-12-26
CIK 788329

[Page 17]

   Management's Discussion and Analysis

   JOHNSON WORLDWIDE ASSOCIATES, INC. and Subsidiaries

   The following discussion includes comments and analysis relating to the Company's results of operations and financial condition for the three years ended September 27, 1996. This discussion should be read in conjunction with the consolidated financial statements and related notes that immediately follow this section. Comparisons reflect results from continuing operations.

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

   Results of Operations

   Summary consolidated financial results are as follows:

   [millions, except per share data]      1996       1995          1994

   Net sales                              $344.4     $347.2        $284.3
   Gross profit                            119.7      138.2         110.5
   Operating expenses(1)                   121.2      114.4          91.5
   Operating profit (loss)                  (1.5)      23.7          18.9
   Interest expense                         10.2        7.6           6.8
   Income (loss) from
    continuing operations                  (11.4)      10.1           8.1
   Per common share                         (1.40)      1.25          1.01

   (1) Includes nonrecurring charges of $6.8 million in 1996.

   1996 vs 1995

   Net Sales

   Net sales were $344.4 million in 1996 compared to $347.2 million in 1995, a decrease of 1%. The sales decrease as measured in U.S. dollars was negatively impacted by the effect of weaker foreign currencies relative to the U.S. dollar in comparison to 1995. Excluding the effects of foreign currency movements, worldwide sales increased nominally over 1995.

   Poor spring weather in North America contributed to a decline in sales of 4% in that region in 1996. Both the fishing and camping businesses were impacted. The delay, until February 1996, in the introduction of a new fishing line product due to production problems encountered by the supplier, also negatively impacted revenue in 1996.

   European sales as measured in U. S. dollars increased 6% in 1996, led by strong growth in the camping and diving businesses. Excluding currency effects, European sales increased 7% in 1996.

   The Company's Asian business, which is concentrated in Japan and Australia, recognized a decline in sales of 11% in 1996 due to the significant decline in the Japanese yen relative to the U.S. dollar. Excluding the impact of foreign currencies, sales in Asia increased 2% as the Australian business generated significant sales growth.

   Operating Profit

   The Company recognized an operating loss of $1.5 million in 1996 compared to operating profit of $23.7 million in 1995. Several factors accounted for the operating loss. Gross profit margins declined from 39.8% in 1995 to 34.8% in 1996. Unusual charges related to reduction of inventories to their net realizable value reduced the gross profit by $11 million, or 3.2%. Most significantly impacted was the North American fishing business, which had the most significant buildup of inventory and recognized the bulk of the losses. Changes in management and the end of the peak selling season contributed to the timing of the loss, which was recognized in the fourth quarter. The Company also continues to experience margin pressure in all of its businesses due to increasing competition from other businesses.

   Operating expenses, excluding nonrecurring charges, totaled $114.4 million, or 33% of sales in both 1996 and 1995. While overall operating expenses remained level, financial and administrative management expenses increased $0.8 million. Amortization expense increased $0.5 million in 1996 due to a full year of amortization of intangible assets related to acquisitions completed in 1995.

   The Company recognized nonrecurring charges totaling $6.8 million in 1996. These charges resulted from writedowns totaling $2.9 million of long-lived assets related to adoption of FASB Statement 121, which the Company adopted in 1996, and closure of a subsidiary, the expected loss of $2 million on the sale of one of the Company's businesses, and charges totaling $1.9 million related to the relocation of one of its manufacturing locations and the outsourcing of the distribution function of another business.

   Other Income and Expenses

   Interest expense increased $2.6 million in 1996, reflecting higher debt levels resulting from the full year impact of acquisitions consummated in 1995 and due to higher levels of working capital, primarily inventory. The issuance of long-term senior notes in October 1995 increased the average interest rate of the Company's indebtedness, as this debt was used to repay short-term debt which generally carried lower interest rates.

   [Page 18]

   Income From Continuing Operations

   The Company recognized a loss from continuing operations of $11.4 million in 1996, or $1.40 per share, compared to earnings of $10.1 million, or $1.25 per share in 1995. The Company recognized income tax expense of $0.2 million in 1996, despite a pretax loss, due to earnings in foreign jurisdictions that are taxed at higher rates than in the U.S. The tax benefit of operating losses generated in the U.S. did not fully offset the taxes in these foreign jurisdictions. In addition, the Company recognized income tax expense totaling $0.5 million on the expected disposition of a business, despite a pretax loss of $2 million, due to differences between the tax basis and financial statement carrying values of the related assets. The disproportionate contribution of earnings from foreign businesses is attributable to the inventory writedowns and nonrecurring charges noted above, which are largely being recognized in the United States.

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

   In North America, an overall increase in sales of 22% was led by fishing products, primarily on the strength of increased sales of Mitchell and Johnson rod and reel products and sales of SpiderWire, a product line acquired in April 1995. While sales of Minn Kota electric motors were improved over 1994, sales growth was inhibited by an extended work stoppage at a key component supplier, which limited product availability. Sales of camping products in North America increased moderately overall, led by Old Town watercraft products, as did sales of diving and marine products.

   European sales as measured in U.S. dollars increased 26% from 1994, but increased less in local currencies. Measured in U.S. dollars, all product categories recorded gains in sales of at least 20%.

   The Company's Asian business recorded modest sales growth, reflecting problems in the Japanese economy and the effects of the Kobe earthquake.

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

   Operating expenses totaled $114.4 million or 33% of sales in 1995 compared to $91.5 million or 32% of sales in 1994. The increase in expenses was concentrated primarily in marketing and selling expenses and, to a lesser extent, research and development. Financial and administrative management expenses, which had been stable for several years, increased in 1995 due to increased information technology expenditures. Amortization of intangible assets increased from $1.5 million to $2 million due to acquisitions consummated in 1995. The increase in operating expenses was also magnified by foreign currency movements relative to the U.S. dollar.

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

   Income From Continuing Operations

   Income from continuing operations of $10.1 million or $1.25 per share in 1995 was $2 million or 24% more than the $1.01 per share earned in 1994. The Company's effective tax rate of 40.6% in 1995, compared to 34.7% in 1994, reflected the disproportionate contribution to earnings in 1995 from European and Asian operations, which generally have higher marginal tax rates than the U.S.

   Discontinued Operations

   In 1993, the Company's Board of Directors approved a formal plan to divest the Company's Marking Systems businesses. During 1994, the Company completed the divestiture and recorded a gain on disposition of approximately $4.1 million as net sales proceeds exceeded expectations.

   [Page 19]

   Financial Condition

   The following discusses changes in the Company's liquidity and capital resources.

   Operations

   The following table sets forth the Company's working capital position at the end of each of the past three years:

   [millions]                             1996       1995          1994

   Current assets                         $194.3      $185.4       $155.4
   Current liabilities                      88.4        63.9         54.0
   Working capital                        $105.9      $121.5       $101.4
   Current ratio                         2.2 to 1    2.9 to 1     2.9 to 1

   Cash flows used for operations totaled $6.5 million in 1996 and $6.3 million in 1995. Growth in inventories of $17.6 million in 1996 and $23.4 million in 1995 accounted for a significant amount of the net usage of funds. Sales below expectations contributed to the growth in inventory in 1996. Accelerated delivery schedules for certain new products, inventories of acquired product lines, and level loading of production at certain of the Company's manufacturing operations contributed to the increase in 1995. Foreign currency fluctuations also contributed to the increase in 1995. Inventory turns decreased in 1996 and increased in 1995.

   Accounts receivable decreased $2.4 million in 1996, providing a source of funds, while increasing $6.6 million in 1995. Significant growth in third and fourth quarter sales accounted for the increase in accounts receivable in 1995.

   Accounts payable and accrued liabilities decreased $1.1 million in 1996 and increased $7.3 million in 1995, impacting the net outflow of cash from operations. Usage of liabilities established for restructuring in 1993 offset the increase in 1995.

   Depreciation and amortization charges were $10.6 million in 1996, $8.3 million in 1995 and $7 million in 1994, mitigating the net outflow of operating funds. The increase over 1994 reflects additional amortization of intangible assets arising from the Company's 1995 acquisitions and increased depreciation from capital spending in 1996, 1995 and 1994.

   Investing Activities

   Expenditures for property, plant and equipment were $10.7 million in 1996, $15.5 million in 1995 and $14 million in 1994. The Company's recurring investments are made primarily for tooling for new products and enhancements. In 1996, 1995 and 1994, capital spending was increased due to investments in data processing improvements. In 1994, the Company also constructed and occupied an office and research facility to replace rented space. In 1997, capitalized expenditures are anticipated to total approximately $10 million. These expenditures are expected to be funded by working capital or existing bank lines of credit.

   The Company completed the acquisitions of two product lines in 1995, which increased tangible and intangible assets and long-term debt by $28 million. No acquisitions were completed in 1996 or 1994.

   Financing Activities

   The following table sets forth the Company's debt and capital structure at the end of the past three years:

   [millions]                       1996         1995         1994

   Current debt                      $43.1        $18.6        $16.1
   Long-term debt                     61.5         68.9         31.2
   Total debt                        104.6         87.5         47.3
   Shareholders' equity              126.4        141.3        128.2
   Total capitalization             $231.0       $228.8       $175.5
   Total debt to total
    capital ratio                     45.3%        38.2%        27.0%

   Cash flows from financing activities totaled $17.6 million in 1996 and $39.5 million in 1995. In October 1995, the Company consummated private placements of long-term debt totaling $45 million. In anticipation of this financing, short-term debt to be repaid totaling $32 million at September 29, 1995 was classified as long-term. Payments on long-term debt required to be made in 1997 total $7.5 million. Net proceeds totaling approximately $17 million from the sale of one of the Company's businesses are expected to be used to reduce indebtedness in 1997. At September 27, 1996, the Company had available, unused credit facilities in excess of $112 million.

   Other Factors

   The Company has not been significantly impacted by inflationary pressures over the last several years. However, from time to time the Company faces changes in the prices of commodities. Price increases and, in certain situations, price decreases are implemented for individual products, when appropriate. The Company anticipates that rising costs of basic raw materials may impact 1997 operating costs and, accordingly, the prices of its products. The Company is involved in continuing programs to mitigate the impact of cost increases through changes in product design and identification of sourcing and manufacturing efficiencies.

   [Page 20]

   Consolidated Balance Sheets

   JOHNSON WORLDWIDE ASSOCIATES, INC. and Subsidiaries


                                            September 27    September 29
   [thousands, except share data]                   1996            1995
   Assets
   Current assets:
       Cash and temporary cash investments      $12,697          $8,944
       Accounts receivable, less allowance
        for doubtful accounts of $2,235
        and $2,610, respectively                 55,847          61,456
       Inventories                              101,903          98,238
       Deferred income taxes                     13,561           7,423
       Other current assets                      10,336           9,319
                                                -------         -------
   Total current assets                         194,344         185,380
   Property, plant and equipment                 30,154          33,028
   Intangible assets                             54,422          58,691
   Other assets                                   1,848           1,254
                                                -------         -------
   Total assets                                $280,768        $278,353
                                                =======         =======
   Liabilities and Shareholders' Equity
   Current liabilities:
       Short-term debt and current
        maturities of long-term debt            $43,118         $18,563
       Accounts payable                          11,086          14,623
       Accrued liabilities:
           Salaries and wages                     6,260           5,792
           Income taxes                           4,283           4,011
           Other                                 23,659          20,866
                                                -------         -------
   Total current liabilities                     88,406          63,855
   Long-term debt, less current maturities       61,501          68,948
   Other liabilities                              4,437           4,288
                                                -------         -------
   Total liabilities                            154,344         137,091
                                                -------         -------
   Shareholders' equity:
       Preferred stock: none issued                   -               -
       Common stock:
           Class A shares issued: September
            27, 1996, 6,901,801; September 29,
            1995, 6,896,883                         345             345
           Class B shares issued (convertible
            into Class A):  September 27, 1996,
            1,228,137; September 29, 1995,
            1,228,613                                61              61
       Capital in excess of par value            44,084          43,968
       Retained earnings                         77,940          89,525
       Contingent compensation                    (121)           (264)
       Cumulative translation adjustment          4,115           7,869
       Treasury stock, at cost: September 29,
        1995, 10,000 Class A shares                   -           (242)
                                                -------         -------
   Total shareholders' equity                   126,424         141,262
                                                -------         -------
   Total liabilities and shareholders'
    equity                                     $280,768        $278,353
                                                =======         =======

   The accompanying notes are an integral part of the consolidated financial statements.

   [Page 21]

   Consolidated Statements of Operations

   JOHNSON WORLDWIDE ASSOCIATES, INC. and Subsidiaries

                                                                  Year Ended
                                                September 27     September 29      September 30
   [thousands, except per share data]              1996              1995              1994

   Net sales                                     $   44,373       $   47,190       $     84,343
   Cost of sales                                     24,649           09,035             73,869
   Gross profit                                      19,724           38,155             10,474
   Operating expenses:
       Marketing and selling                          8,348            8,743             59,629
       Financial and administrative
        management                                    6,139            5,304             23,482
       Research and development                       6,537            6,531              5,304
       Amortization of acquisition costs              2,500            2,003              1,482
       Nonrecurring charges                           6,768                -                  -
       Profit sharing                                   908            1,830              1,639
                                                    -------          -------            -------
   Total operating expenses                         121,200           14,411             91,536
                                                    -------          -------            -------
   Operating profit (loss)                           (1,476)          23,744             18,938
   Interest income                                     (612)            (774)              (531)
   Interest expense                                  10,181            7,613              6,845
   Other (income) expenses, net                         116              (87)               140
                                                    -------          -------            -------
   Income (loss) from continuing operations
    before income taxes                             (11,161)          16,992             12,484
   Income tax expense                                   194            6,903              4,338
                                                    -------          -------            -------
   Income (loss) from continuing operations         (11,355)          10,089              8,146
   Gain on disposal of discontinued operations,
    including income tax benefit of $2,277                -                -              4,052
                                                    -------          -------             ------
   Net income (loss)                             $  (11,355)      $   10,089       $     12,198
                                                    -------          -------             ------
   Earnings (loss) Per Common Share
   Continuing operations                         $    (1.40)      $     1.25       $       1.01
   Discontinued operations                                -                -                .50
                                                    -------          -------            -------
   Net income (loss)                             $    (1.40)      $     1.25       $       1.51
                                                    -------          -------            -------

   The accompanying notes are an integral part of the consolidated financial statements.

   [Page 22]

   Consolidated Statements of Shareholders' Equity

   JOHNSON WORLDWIDE ASSOCIATES, INC. and subsidiaries

                                                        Capital in                                Cumulative
                                              Common     Excess of   Retained     Contingent      Translation      Treasury
   [thousands]                                 Stock     Par Value   Earnings    Compensation     Adjustment        Stock

   BALANCE AT OCTOBER 1, 1993                   $399     $41,696      $67,340          $(350)         $1,733        $   -
   Net income                                      -           -       12,198              -               -            -
   Exercise of stock options                       5       1,226            -              -               -            -
   Tax benefit of stock options exercised          -         150            -              -               -            -
   Issuance of restricted stock                    -          70            -            (70)              -            -
   Issuance of stock under employee stock
    purchase plan                                  1         188            -              -               -            -
   Amortization of contingent compensation         -           -            -            178               -            -
   Translation adjustment                          -           -            -              -           3,433            -
                                                ----      ------       ------           ----          ------        -----
   Balance at September 30, 1994                 405      43,330       79,538           (242)          5,166            -
   Net income                                      -           -       10,089              -               -            -
   Exercise of stock options                       1         384          (95)             -               -          910
   Tax benefit of stock options exercised          -         118            -              -               -            -
   Issuance of restricted stock                    -           -           (7)          (222)              -          229
   Issuance of stock under employee
    stock purchase plan                            -         136            -              -               -            -
   Amortization of contingent
    compensation                                   -           -            -            200               -            -
   Other treasury stock transactions               -           -            -              -               -       (1,381)
   Translation adjustment                          -           -            -              -           2,703            -
                                                ----      ------       ------           ----          ------       ------
   Balance at September 29, 1995                 406      43,968       89,525           (264)          7,869         (242)
   Net loss                                        -           -      (11,355)             -               -            -
   Exercise of stock options                       -           -          (98)             -               -          295
   Tax benefit of stock options exercised          -          61            -              -               -            -
   Issuance of restricted stock                    -           -            -            (67)              -           67
   Issuance of stock under employee
    stock purchase plan                            -          55         (132)             -               -          291
   Amortization of contingent
    compensation                                   -           -            -            210               -            -
   Other treasury stock transactions               -           -            -              -               -         (411)
   Translation adjustment                          -           -            -              -          (3,754)           -
                                                ----      ------       ------           ----           -----        -----
   Balance at September 27, 1996                $406     $44,084      $77,940          $(121)         $4,115       $    -
                                                ====      ======       ======           ====           =====        =====


   The accompanying notes are an integral part of the consolidated financial statements.

   [Page 23]

   Consolidated Statements of Cash Flows

   JOHNSON WORLDWIDE ASSOCIATES, INC. and Subsidiaries

                                                                  Year Ended
                                                September 27     September 29      September 30
   [thousands]                                      1996             1995              1994

   Cash Provided By (Used For) Operations
   Net income (loss)                             $  (11,355)      $   10,089       $     12,198
   Noncash items:
       Depreciation and amortization                 10,561            8,314              6,987
       Provision for doubtful accounts
        receivable                                    1,662            1,567              1,421
       Provision for inventory reserves              12,202            1,561              6,318
       Deferred income taxes                         (6,842)             179               (694)
       Writedown of property, plant and
        equipment                                     1,846                -                  -
       Writedown of intangible assets                 1,070                -                  -
       Loss on sale of business                       2,000                -                  -
       Gain on disposal of discontinued
        operations                                        -                -             (4,052)
   Change in:
       Accounts receivable                            2,412           (6,637)            (9,818)
       Inventories                                  (17,571)         (23,386)            (7,311)
       Accounts payable and other accrued
        liabilities                                  (1,128)           7,256              3,576
       Restructuring accrual                              -           (1,077)            (7,828)
       Net assets of discontinued operations              -                -              4,036
       Other, net                                    (1,332)          (4,147)             2,763
                                                    -------          -------            -------
                                                     (6,475)          (6,281)             7,596
                                                    -------          -------            -------

   Cash Provided By (Used For) Investing
    Activities
   Net assets of businesses acquired                      -          (28,070)                 -
   Proceeds from sale of discontinued
    operations and other businesses                       -                -             48,076
   Additions to property, plant and
    equipment                                       (10,685)         (15,501)           (13,970)
   Sales and retirements of property,
    plant and equipment                               3,583            3,403              1,676
                                                    -------          -------            -------
                                                     (7,102)         (40,168)            35,782
                                                    -------          -------            -------
   Cash Provided By (Used For)
    Financing Activities
   Issuance of senior notes                          45,000                -                  -
   Principal payments on senior notes
    and notes payable                                (7,341)          (6,662)            (5,231)
   Proceeds from revolving credit facilities              -           13,172                  -
   Repayment of revolving credit facilities         (13,412)               -             (7,237)
   Net change in short-term debt                     (6,717)          32,928            (21,816)
   Common stock transactions                             61               73              1,570
                                                    -------          -------            -------
                                                     17,591           39,511            (32,714)
   Effect of foreign currency fluctuations
    on cash                                            (261)             294                509
                                                    -------          -------            -------
   Increase (decrease) in cash and temporary
    cash investments                                  3,753           (6,644)            11,173

   Cash and Temporary Cash Investments
   Beginning of year                                  8,944           15,588              4,415
                                                    -------          -------            -------
   End of year                                   $   12,697       $    8,944       $     15,588
                                                    -------          -------            -------


   The accompanying notes are an integral part of the consolidated financial statements.

   [Page 24]

   Notes to Consolidated Financial Statements

   JOHNSON WORLDWIDE ASSOCIATES, INC. and Subsidiaries

   Johnson Worldwide Associates, Inc. is an integrated, global outdoor recreation products company engaged in the design, manufacture and marketing of brand name fishing and marine, camping and diving products.

   1 Summary of Significant Accounting Policies

   Principles of Consolidation

   The consolidated financial statements include the accounts of Johnson Worldwide Associates, Inc. and all majority owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities and operating results and the disclosure of commitments and contingent liabilities. Actual results could differ significantly from those estimates. For the Company, significant estimates include the allowance for doubtful accounts receivable and reserves for inventory valuation.

   The Company's fiscal year ends on the Friday nearest September 30. The fiscal years ended September 27, 1996, September 29, 1995 and September 30, 1994 (hereinafter 1996, 1995 and 1994, respectively) each comprise 52 weeks.

   Cash and Temporary Cash Investments

   For purposes of the consolidated statements of cash flows, the Company considers all short-term investments in interest-bearing bank accounts, securities and other instruments with an original maturity of three months or less, to be equivalent to cash.

   Inventories

   Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

   Inventories at the end of the respective years consist of the following:

   [thousands]                                         1996             1995

   Raw materials                                 $   30,102       $   28,726
   Work in process                                    6,167            5,888
   Finished goods                                    79,299           68,742
                                                  ---------        ---------
                                                    115,568          103,356
   Less reserves                                     13,665            5,118
                                                  ---------        ---------
                                                 $  101,903       $   98,238
                                                  =========        =========

   In 1996, the Company recorded charges totaling $11,000,000 to reduce the carrying value of certain elements of inventory to their net realizable value.

   Property, Plant and Equipment

   Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is determined by straight-line and accelerated methods over estimated useful lives, which range from 3 to 30 years.

   Upon retirement or disposition, cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operating results.

   Property, plant and equipment at the end of the respective years consist of the following:

   [thousands]                                         1996             1995
   Property and improvements                     $      987       $      969
   Buildings and improvements                        15,685           15,642
   Furniture, fixtures and equipment                 61,009           59,275
                                                  ---------        ---------
                                                     77,681           75,886
   Less accumulated depreciation                     47,527           42,858
                                                  ---------        ---------
                                                 $   30,154       $   33,028
                                                  =========        =========

   Intangible Assets

   Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method with periods ranging from 15 to 40 years for goodwill and 3 to 16 years for patents, trademarks and other intangible assets.

   The Company annually assesses the recoverability of intangible assets, primarily by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured primarily based on the deficiency of projected discounted future operating cash flows relative to the value of the asset, using a discount rate reflecting the Company's cost of capital, which is currently 12%.

   Intangible assets at the end of the respective years consist of the following:

   [thousands]                                         1996             1995

   Goodwill                                      $   66,260       $   68,784
   Patents, trademarks and other                      4,357            4,604
                                                   --------         --------
                                                     70,617           73,388
   Less accumulated amortization                     16,195           14,697
                                                   --------         --------
                                                 $   54,422       $   58,691
                                                   ========         ========

   [Page 25]

   Income Taxes

   The Company provides for income taxes currently payable, and deferred income taxes resulting from temporary differences between financial statement and taxable income, using the asset and liability method.

   Federal and state income taxes are provided on foreign subsidiary income distributed to or taxable in the United States during the year. At September 27, 1996, net undistributed earnings of foreign subsidiaries total approximately $39,973,000. A substantial portion of these unremitted earnings have been permanently invested abroad and no provision for federal or state taxes is made on these amounts. With respect to that portion of foreign earnings which may be returned to the United States, provision is made for taxes if the amounts are significant.

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

   At September 27, 1996, foreign currency forward contracts and options with a notional value of approximately $4,716,000 are in place, hedging existing and anticipated transactions. All of these contracts mature in 1997. Failure of the counterparties to perform their obligations under these contracts would expose the Company to the risk of foreign currency rate movements for those contracts. The Company does not believe the risk is significant.

   Assets and liabilities of foreign operations are translated into United States dollars at the rate of exchange existing at the end of the year. Results of operations are translated at monthly average exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are classified as a separate component of shareholders' equity.

   Revenue Recognition

   Revenue from sales is recognized on the accrual basis, primarily upon the shipment of products, net of estimated costs of returns and allowances.

   Advertising

   The Company expenses substantially all costs of production of advertising the first time the advertising takes place. Cooperative promotional arrangements are accrued in relation to sales.

   Advertising expense in 1996, 1995 and 1994 totals $26,657,000, $26,151,000 and $19,901,000, respectively. Capitalized costs at September 27, 1996 and September 29, 1995 total $2,036,000 and $2,605,000, respectively, and primarily include catalogs and costs of advertising which has not yet run for the first time.

   Research and Development

   Research and development costs are expensed as incurred.

   Reclassification

   Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

   Pending Accounting Changes

   In 1996, the FASB issued Statement 123, Accounting for Stock-Based Compensation, which requires accounting for employee stock compensation plans using either the fair value method or the intrinsic value based method. The Company will adopt Statement 123 in 1997 and, based on current circumstances, anticipates retaining the intrinsic value based method of accounting for stock options, which is currently in use.

   2 Nonrecurring Charges

   In 1995, the FASB issued Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. In addition, Statement 121 requires that long-lived assets to be disposed of be reported at the lower of the carrying amount or fair value (less estimated selling expenses). The Company adopted Statement 121 in 1996 and determined that certain of its products would be discontinued. As a result, assets totaling $1,846,000, consisting primarily of tooling, were written off.

   The Company also determined that the carrying value of goodwill of one of its subsidiaries, which the Company subsequently closed, could not be recovered through undiscounted future cash flows. Accordingly, the related intangible assets, totaling $1,070,000, were written off.


   [Page 26]

   In 1996, the Company recorded involuntary severance and other exit costs totaling $1,852,000 related to the relocation of one of its manufacturing locations and the outsourcing of the distribution function of another business. Substantially all of the $1,389,000 remaining accrued liability at September 27, 1996 is to be disbursed by December 1996. Approximately 80 employees are impacted by these actions.

   In 1996, the Board of Directors approved a plan to divest one of the Company's businesses. The Company estimates the sale of this business will result in a loss of approximately $2,000,000. Accordingly, this loss is recognized in 1996 operating results. The Company expects the sale of this business will be consummated in 1997. Net sales and operating profit of this business were $36,391,000 and $3,043,000, respectively, in 1996. Net assets of this business totaled $16,885,000 at September 27, 1996.

   3 Discontinued Operations

   In 1993, the Board of Directors approved a formal plan to divest the Company's Marking Systems businesses, which manufactured and marketed hand stamps, ink rolls, ink cartridges and liquid ink jets. As a result of the adoption of the plan of divestiture, the Marking Systems operations have been classified as discontinued for all years presented. The Company completed the divestiture in two separate transactions in 1994, resulting in a gain of $4,052,000 as net sales proceeds exceeded expectations. Net sales of the Marking Systems businesses to the disposal dates were $36,075,000 for 1994. Interest expense of $41,000 for 1994 that was directly attributable to the Marking Systems businesses was allocated to discontinued operations.

   4 Acquisitions

   In April 1995, the Company acquired substantially all the assets of a line of fishing tackle products. The initial purchase price, including direct expenses, of the acquisition was $25,470,000, of which $22,042,000 was recorded as intangible assets and will be amortized over 25 years. Additional payments in the years 1997 through 2001 are dependent upon the achievement of specified levels of sales and profitability of certain of the acquired products. No additional payments were required in 1996. In connection with the acquisition, the Company entered into an exclusive supply agreement for certain of the products with the third-party manufacturer of such products.

   In June 1995, the Company acquired substantially all the assets of a line of electric motors and marine accessories. The purchase price of the acquisition was $2,600,000, of which $2,231,000 was recorded as intangible assets and will be amortized over 15 years. Additional payments in the years 1997 through 2000 are dependent upon achievement of specified levels of sales of the acquired product line. No additional payments were required in 1996.

   The acquisitions were accounted for using the purchase method and, accordingly, the consolidated financial statements include the results of operations since the respective dates of acquisition. Additional payments, if required, will increase intangible assets in future years.

   5 Indebtedness

   Short-term debt at the end of the respective years consists of the following:

   [thousands]                                         1996             1995

   Commercial paper and bank loans               $   35,599       $   42,978
   Current maturities of long-term debt               7,519            7,413
                                                   --------         --------
                                                     43,118           50,391
   Less short-term debt to be refinanced                  -           31,828
                                                   --------         --------
                                                 $   43,118       $   18,563
                                                   ========         ========

   Short-term arrangements provide for borrowings with interest rates set periodically by reference to market rates. The weighted average interest rate on short-term indebtedness was 5.8% and 7.0% at September 27, 1996 and September 29, 1995, respectively. The Company's primary facility is a $100,000,000 revolving credit agreement expiring in 2001, which includes $70,000,000 in support of commercial paper issuance. The Company has lines of credit, both foreign and domestic, totaling $150,764,000, of which $112,713,000 is available at September 27, 1996. The Company also has available letters of credit for trade financing purposes.

   Long-term debt at the end of the respective years consists of the following:

   [thousands]                                         1996             1995

   Senior notes                                  $   67,000       $   29,000
   Short-term debt to be refinanced                       -           31,828
   Revolving credit facility                              -           13,172
   Notes payable 4.8% to 10.9%
    maturing through December 2005                    2,020            2,361
                                                   --------         --------
                                                     69,020           76,361
   Less current maturities                            7,519            7,413
                                                   --------         --------
                                                 $   61,501       $   68,948
                                                   ========         ========

   In 1996, the Company issued unsecured senior notes of $30,000,000 with an interest rate of 7.77% and $15,000,000 with an interest rate of 6.98%. Total annual principal payments ranging from $5,500,000 to $7,500,000 are due beginning in 2000 through 2006. Proceeds from issuance of the senior notes were used to retire an interim revolving credit facility established in 1995 to fund acquisitions and to reduce outstanding borrowings under the Company's primary revolving credit facility. Outstanding

   [Page 27]

   short-term debt totaling $31,828,000 at September 29, 1995 was classified as long-term in anticipation of refinancing with the proceeds of the senior notes.

   In 1993 and 1991, respectively, the Company issued unsecured senior notes of $15,000,000 with an interest rate of 6.58% and $25,000,000 with an interest rate of 9.16%. Equal annual principal payments of $7,500,000 for the 1993 senior notes are due in 1998 and 1999. The remaining annual principal payment for the 1991 senior notes is $7,000,000 in 1997.

   Principal amounts payable on long-term debt in each of the five years ending September 2001 are as follows:

   Year                                          [thousands]
   1997                                          $    7,519
   1998                                               7,868
   1999                                               7,679
   2000                                               5,880
   2001                                               6,161

   Interest paid was $8,853,211, $6,775,000 and $6,864,000 for 1996, 1995 and
   1994, respectively.

   Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the fair value of the Company's long-term debt as of September 27, 1996 and September 29, 1995 is $69,151,000 and $76,804,000, respectively. The carrying value of all other financial instruments approximates the fair value.

   Certain of the Company's loan agreements require that Samuel C. Johnson, members of his family and related entities (Johnson Family) continue to own stock having votes sufficient to elect a 51% majority of the directors. At September 27, 1996, the Johnson Family held approximately 2,169,000 shares or 31% of the Class A common stock, approximately 1,160,000 shares or 94% of the Class B common stock and approximately 72% of the voting power of both classes of common stock taken as a whole. The agreements also contain restrictive covenants regarding the Company's tangible net worth, indebtedness, fixed charge coverage and distribution of earnings. The Company is in compliance with the restrictive covenants of such agreements, as amended.

   6 Leases and Other Commitments

   The Company leases certain operating facilities and machinery and equipment under long-term, noncancelable operating leases. Future minimum rental commitments under noncancelable operating leases having an initial or remaining term in excess of one year at September 27, 1996 are as follows:

   Year                                          [thousands]
   1997                                          $    4,098
   1998                                               2,354
   1999                                               1,628
   2000                                               1,167
   2001                                                 862
   Thereafter                                         2,093

   Rental expense under all leases was approximately $5,309,000, $5,141,000 and $5,145,000 for 1996, 1995 and 1994, respectively.

   The Company makes commitments in a broad variety of areas, including capital expenditures, contracts for services, sponsorship of broadcast media and supply of finished products and components, all of which are in the ordinary course of business.

   7 Income Taxes

   Income tax expense (benefit) for the respective years attributable to income (loss) from continuing operations consists of the following:

   [thousands]                      1996          1995        1994
   Current:
     Federal                     $   518      $    309    $ (2,045)
     State                           346          (100)        439
     Foreign                       6,239         6,489       5,382
   Deferred                       (6,909)          205         562
                                  ------       -------     -------
                                 $   194      $  6,903    $  4,338
                                  ======       =======     =======

   The significant components of deferred tax expense (benefit) attributable to income (loss) from continuing operations are as follows:

   [thousands]                      1996          1995        1994

   Deferred tax expense
    (benefit) (exclusive
    of effects of
    other components
    listed below)                $(7,304)     $    325    $    998
   Adjustments to deferred
    tax assets and
    liabilities for
    enacted changes in
    tax laws or rates                  -            10         (18)
   Increase (decrease) in
    beginning of the
    year balance of the
    valuation allowance
    for deferred tax assets          395          (130)       (418)
                                  ------       -------     -------
                                 $(6,909)     $    205    $    562
                                  ------       -------     -------

   [Page 28]

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

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at the end of the respective years are presented below:


   [thousands]                      1996          1995        1994

   Deferred tax assets:
     Inventories                 $ 6,126      $  1,867    $  2,836
     Compensation                  2,240         1,782       1,816
     Restructuring                     -             -         377
     Foreign income taxes            595           988       1,489
     Foreign tax credit
      carryforwards                2,681         1,129       1,331
     Net operating loss
      carryforwards                2,996           407         360
     Other                         5,250         4,607       2,870
   Total gross deferred
     tax assets                   19,888        10,780      11,079
   Less valuation allowance        2,941         1,107       1,591
                                 -------       -------     -------
                                  16,947         9,673       9,488
                                 -------       -------     -------

   Deferred tax liabilities:
     Foreign statutory
      reserves                     1,371         1,204         891
     Acquisition accounting          836           638         561
                                 -------       -------     -------
   Total deferred
     tax liabilities               2,207         1,842       1,452
                                 -------       -------     -------
   Net deferred tax asset        $14,740      $  7,831    $  8,036
                                 =======       =======     =======

   Following is the income (loss) from continuing operations before income taxes for domestic and foreign operations:

   [thousands]                      1996          1995        1994

   United States              $  (25,276)    $   1,164    $    350
   Foreign                        14,115        15,828      12,134
                                --------       -------     -------
                              $  (11,161)    $  16,992    $ 12,484
                                ========       =======     =======

   The significant differences between the statutory federal tax rates and the effective income tax rates are as follows:

                                    1996          1995        1994

   Statutory U.S. federal
    income tax rate                (34.0)%       34.0%       34.0%
   State income taxes,
    net of federal income
    tax benefit                     (3.4)         (0.9)        1.9
   Foreign rate differential        22.8           7.9         5.2
   Basis difference on
    divestiture of business          7.5             -           -
   Change in beginning
    of year valuation
    allowance for
    foreign tax credits              3.9             -           -
   Foreign operating
    losses (benefit)                 1.2           0.9        (2.7)
   Tax credits                         -          (1.6)       (0.7)
   Other                             3.7           0.3        (3.0)
                                    ----          ----        ----
                                     1.7%         40.6%       34.7%
                                    ----          ----        ----

   At September 27, 1996, the Company has $2,681,000 of foreign tax credit carryforwards related to continuing operations available to be offset against future U.S. tax liability. The credits begin expiring in 1999, if not utilized.

   During 1996, 1995 and 1994, foreign net operating loss carryforwards related to continuing operations were utilized, resulting in a reduction in income tax expense of $34,000, $130,000 and $428,000, respectively. At September 27, 1996, the Company has a U.S. federal operating loss carryforward of $6,925,000. In addition, certain of the Company's foreign subsidiaries have net operating loss carryforwards totaling $790,000. These amounts are available to offset future taxable income over the next 8 to 15 years and are anticipated to be utilized during this period.

   Taxes paid related to continuing operations were $6,816,000, $7,318,000 and $5,896,000 for 1996, 1995 and 1994, respectively.

   8 Employee Benefits

   Net periodic pension cost for noncontributory pension plans related to continuing operations includes the following components:

   [thousands]                      1996          1995        1994

   Service cost                 $    282     $     254    $    265
   Interest on projected
    benefit obligation               599           582         568
   Return on plan assets           (436)         (457)       (411)
   Net amortization
    and deferral                    (72)          (19)           3
   Effect of plan curtailment          -             -         177
                                 -------       -------      ------
                                $    373     $     360    $    602


   [Page 29]

   The funded status of the plans related to continuing operations is as follows at the end of the respective years:

   [thousands]                           1996           1995

   Actuarial present value of
    benefit obligations:
       Vested benefits               $  7,031      $   6,030
       Non-vested benefits                187            174

   Accumulated benefit
    obligation                          7,218          6,204
   Effect of projected
    compensation levels                 1,779          1,681

   Projected benefit obligation         8,997          7,885
   Plan assets at fair value            6,235          5,697

   Projected benefit
    obligation In excess of
    plan assets                       (2,762)        (2,188)
   Unrecognized net loss                1,756          1,209
   Unrecognized prior service
    cost                                  252            278
   Unrecognized net asset               (584)          (661)

   Pension liability recognized
    in the consolidated balance
    sheets                           $(1,338)      $ (1,362)

   Plan assets are invested primarily in stock and bond mutual funds and insurance contracts.

   Actuarial assumptions used to determine the projected benefit obligation and the expected net periodic pension cost are as follows:


                                    1996          1995        1994
   Discount rate                       8%            8%          8%
   Rate of increase in
    compensation levels                5%            5%          5%
   Expected long-term rate
    of return on plan assets           8%            8%          8%

   A majority of the Company's full-time employees are covered by profit sharing programs. Participating entities determine a profit sharing distribution under various performance and service based formulas.

   9 Preferred Stock

   The Company is authorized to issue 1,000,000 shares of preferred stock in various classes and series, of which there are none currently issued or outstanding.

   10 Common Stock

   Common stock at the end of the respective years consists of the following:

                                             1996         1995
   Class A, $.05 par value:
    Authorized                          20,000,000       20,000,000
    Outstanding                          6,901,801        6,886,883
   Class B, $.05 par value:
    Authorized                           3,000,000        3,000,000
    Outstanding                          1,228,137        1,228,613

   Holders of Class A common stock are entitled to elect 25% of the members of the Board of Directors and holders of Class B common stock are entitled to elect the remaining directors. With respect to matters other than the election of directors or any matters for which class voting is required by law, holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share. If any dividends (other than dividends paid in shares of the Company) are paid by the Company on its common stock, a dividend would be paid on each share of Class A common stock equal to 110% of the amount paid on each share of Class B common stock. Each share of Class B common stock is convertible at any time into one share of Class A common stock. During 1996, 1995 and 1994, respectively, 476, 1,986 and 284 shares of Class B common stock were converted into Class A common stock.

   11 Stock Ownership Plans

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

                                          Shares            Exercise Price
   Outstanding at October 1, 1993        594,830            $ 3.50 - 23.25
   Granted                               122,000             23.00 - 24.38
   Exercised                            (88,663)              3.50 - 23.25
   Cancelled                            (40,558)             17.13 - 22.00

   Outstanding at September 30, 1994     587,609              3.50 - 24.38
   Granted                               119,000             18.63 - 21.75
   Exercised                            (70,138)              3.50 - 23.75
   Cancelled                            (37,525)             17.13 - 23.75

   Outstanding at September 29, 1995     598,946              4.44 - 24.38
   Granted                               162,000             22.06 - 25.31
   Exercised                            (12,567)             20.25 - 23.50
   Cancelled                           (182,158)             17.13 - 23.25

   Outstanding at September 27, 1996     566,221            $ 4.44 - 25.31

   Exercisable at September 27, 1996     356,756            $ 4.44 - 24.38


   [Page 30]

   In October 1996, options to acquire 75,000 shares of Class A common stock at an exercise price of $13.125 per share were granted. At September 27, 1996, September 29, 1995 and September 30, 1994, 289,833, 286,833, and
   276,333 shares, respectively, of restricted Class A common stock were issued under the Company's stock ownership plans. The fair value of the shares awarded in excess of the amount paid for such shares is recognized as contingent compensation and is being amortized over three years from the dates of award, unless accelerated, the period after which all restrictions will have lapsed. At September 27, 1996, 457,500 shares are available for future issuance under all Company stock ownership plans.

   The Company's employee stock purchase plan provides for the issuance of up to 150,000 shares of Class A common stock at a purchase price of not less than 85% of the fair market value at the date of grant. During 1996, 1995 and 1994, 17,375, 6,701 and 9,432 shares, respectively, were issued under this plan.

   12 Related Party Transactions

   The Company and S.C. Johnson & Son, Inc. are controlled by the Johnson Family. Various transactions are conducted between the Company and organizations controlled by the Johnson Family. These include consulting services, office rental, certain administrative activities and, in 1994, the purchase of land for the Company's headquarters facility.

   Total costs of these transactions are $440,000, $523,000 and $1,548,000 for 1996, 1995 and 1994, respectively, of which $106,000 and $125,000 are outstanding at September 27, 1996 and September 29, 1995, respectively.

   13 Geograph Segments of Business

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

   Identifiable assets represent assets that are used in the Company's operations in each geographic area at the end of the years presented.

   A summary of the Company's operations by geographic area is presented below:


   [thousands]                             1996           1995         1994
   Net sales:
    United States:
       Unaffiliated customers         $ 184,372      $ 192,426    $ 157,191
       Inter-area transfers               6,718          5,749        4,966
    Europe:
       Unaffiliated customers           134,048        126,103      100,297
       Inter-area transfers               3,107          3,365        3,622
    Other                                25,976         28,674       26,926
    Eliminations                         (9,848)        (9,127)      (8,659)
                                        -------        -------      -------
                                      $ 344,373      $ 347,190    $ 284,343
                                        -------        -------      -------

   Operating profit (loss):
    United States                     $ (17,347)     $   6,004    $   3,807
    Europe                               13,013         14,409       11,643
    Other                                 2,858          3,331        3,488
                                        -------        -------      -------
                                      $  (1,476)     $  23,744    $  18,938
                                        -------        -------      -------
   Identifiable assets:
    United States                     $ 150,959      $ 150,691
    Europe                              109,026        106,426
    Other                                20,783         21,236
                                        -------        -------
                                      $ 280,768      $ 278,353
                                        =======        =======

   Export sales in each geographic area total less than 10% of sales to unaffiliated customers. Sales to a single customer and its affiliated entities totaled $34,902,000 in 1995. No customer accounted for 10% or more of sales in 1996 or 1994.

   14 Earnings Per Share

   Earnings (loss) per share of common stock are computed on the basis of a weighted average number of common and common equivalent shares outstanding. Primary and fully diluted earnings per share are the same. The per share effect of discontinued operations is calculated by dividing the applicable income or loss from discontinued operations by the weighted average common and common equivalent shares outstanding.

   The weighted average common and common equivalent shares used in the computation of earnings per common share are 8,113,776, 8,080,684 and 8,067,629 in 1996, 1995 and 1994, respectively. Common stock equivalents are not significant in any year presented.

   15 Litigation

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

   [Page 31]

   Auditors' and Management's Reports

   JOHNSON WORLDWIDE ASSOCIATES, INC. and Subsidiaries


   Independent Auditors' Report

   Shareholders and Board of Directors
   Johnson Worldwide Associates, Inc.:

   We have audited the consolidated balance sheets of Johnson Worldwide Associates, Inc. and subsidiaries as of September 27, 1996 and September 29, 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 27, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnson Worldwide Associates, Inc. and subsidiaries as of September 27, 1996 and September 29, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 27, 1996, in conformity with generally accepted accounting principles.

   As discussed in note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of during the year ended September 27, 1996.

   KPMG Peat Marwick LLP
   Milwaukee, Wisconsin
   November 8, 1996


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

   Ronald C. Whitaker
   President and Chief Executive Officer

   Carl G. Schmidt
   Senior Vice President and Chief Financial Officer

   [Page 32]

   Five Year Financial Summary

   JOHNSON WORLDWIDE ASSOCIATES, INC. and Subsidiaries
                                                                         Year Ended
                                          September 27   September 29   September 30   October 1    October 2
   [thousands, except per share data]         1996           1995           1994          1993         1992

   Income Statement Data(1)
   Net sales                                $344,373      $347,190       $284,343       $280,292    $275,845
   Gross profit                              119,724       138,155        110,474        114,780     112,185
   Operating expenses(2)                     121,200       114,411         91,536        103,587      92,621
   Operating profit (loss)                    (1,476)       23,744         18,938         11,193      19,564
   Interest expense                           10,181         7,613          6,845          8,309      10,180
   Other (income) expense, net                  (496)         (861)          (391)           189        (491)
   Income (loss) from continuing
      operations before income taxes         (11,161)       16,992         12,484          2,695       9,875
   Income tax expense                            194         6,903          4,338          2,055       4,509
   Income (loss) from continuing
      operations                             (11,355)       10,089          8,146            640       5,366
   Income from discontinued operations             -             -              -          1,169       2,304
   Gain (loss) on disposal of
      discontinued operations                      -             -          4,052         (3,000)          -
   Net income (loss)                        $(11,355)      $10,089        $12,198        $(1,191)     $7,670
   Earnings (loss) per common share:
     Continuing operations                    $(1.40)        $1.25          $1.01           $.08        $.67
     Discontinued operations                       -             -            .50           (.23)        .29
   Net income (loss)                          $(1.40)        $1.25          $1.51          $(.15)       $.96
   Weighted average common and
     common equivalent shares
     outstanding                               8,114         8,081          8,068          7,974       7,953

   Balance Sheet Data(1)
   Total assets                             $280,768      $278,353       $219,681       $239,121    $236,281
   Long-term debt, less current
      maturities                              61,501        68,948         31,190         44,543      43,327
   Shareholders' equity                      126,424       141,262        128,197        110,818     118,669


   (1) All periods have been reclassified to reflect the discontinuation of the Company's Marking Systems businesses.

   (2) Includes nonrecurring charges of $6,768,000, $13,000,000 and $4,500,000 in 1996, 1993 and 1992, respectively.


   Quarterly Financial Summary

   JOHNSON WORLDWIDE ASSOCIATES, INC. and Subsidiaries

                                                First              Second               Third                  Fourth
   [thousands, except per share data]      1996       1995     1996       1995      1996        1995       1996        1995

   Net sales                             $56,405    $53,462  $111,229   $105,797  $110,705    $117,844    $66,034    $70,087
   Gross profit                           21,321     20,184    44,332     42,480    42,423      48,745     11,648     26,746
   Net income (loss)                      (2,793)    (1,941)    4,090      6,453     4,202       8,239    (16,854)    (2,662)

   Earnings (loss) per
    common share                         $  (.34)   $  (.24) $    .50   $    .80  $    .52    $   1.02    $ (2.08)   $  (.33)

   Stock prices:
     High                                $ 24.25    $ 25.75  $  23.00   $  23.75  $  19.50    $  23.75    $ 15.25    $ 24.75
     Low                                   21.75      18.25     17.50      19.00     13.50       20.50      13.75      22.50
