Form 10-K/A, Exhibit 13
period 1996-09-27
JOHNSON WORLDWIDE ASSOCIATES INC
filed 1997-01-03
CIK 788329

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

   [Page 21]

   Consolidated Statements of Operations

   JOHNSON WORLDWIDE ASSOCIATES, INC. and Subsidiaries

                                                                  Year Ended
                                                September 27     September 29      September 30
   [thousands, except per share data]              1996              1995              1994

   Net sales                                     $  344,373       $  347,190       $    284,343
   Cost of sales                                    224,649          209,035            173,869
   Gross profit                                     119,724          138,155            110,474
   Operating expenses:
       Marketing and selling                         78,348           78,743             59,629
       Financial and administrative
        management                                   26,139           25,304             23,482
       Research and development                       6,537            6,531              5,304
       Amortization of acquisition costs              2,500            2,003              1,482
       Nonrecurring charges                           6,768                -                  -
       Profit sharing                                   908            1,830              1,639
                                                    -------          -------            -------
   Total operating expenses                         121,200          114,411             91,536
                                                    -------          -------            -------
   Operating profit (loss)                           (1,476)          23,744             18,938
   Interest income                                     (612)            (774)              (531)
   Interest expense                                  10,181            7,613              6,845
   Other (income) expenses, net                         116              (87)               140
                                                    -------          -------            -------
   Income (loss) from continuing operations
    before income taxes                             (11,161)          16,992             12,484
   Income tax expense                                   194            6,903              4,338
                                                    -------          -------            -------
   Income (loss) from continuing operations         (11,355)          10,089              8,146
   Gain on disposal of discontinued operations,
    including income tax benefit of $2,277                -                -              4,052
                                                    -------          -------             ------
   Net income (loss)                             $  (11,355)      $   10,089       $     12,198
                                                    -------          -------             ------
   Earnings (loss) Per Common Share
   Continuing operations                         $    (1.40)      $     1.25       $       1.01
   Discontinued operations                                -                -                .50
                                                    -------          -------            -------
   Net income (loss)                             $    (1.40)      $     1.25       $       1.51
                                                    -------          -------            -------

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

   13 Geographic Segments of Business

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
