Form 10-K, Exhibit 13
period 1997-10-03
JOHNSON WORLDWIDE ASSOCIATES INC
filed 1997-12-31
CIK 788329

1997 Annual Report
   Johnson Worldwide Associates, Inc.

   Special note regarding forward-looking statements

   Certain matters discussed in this 1997 Annual Report are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as "we expect" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include adverse weather conditions, changes in consumer spending patterns, the success of the Company's acquisitions and EVA and JWAction programs, actions of companies that compete with JWA and the Company's success in managing inventory.

   Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this 1997 Annual Report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.


   Management's Discussion and Analysis
   Johnson Worldwide Associates, Inc. and Subsidiaries

   The following discussion includes comments and analysis relating to the Company's results of operations and financial condition for the three years ended October 3, 1997. This discussion should be read in conjunction with the consolidated financial statements and related notes that immediately follow this section.

   FOREIGN OPERATIONS
   The Company has significant foreign operations, for which the functional currencies are denominated primarily in Swiss and French francs, German marks, Italian lire, Japanese yen and Canadian dollars. As the values of the currencies of the foreign countries in which the Company has operations increase or decrease relative to the U.S. dollar, the sales, expenses, profits, assets and liabilities of the Company's foreign operations, as reported in the Company's consolidated financial statements, increase or decrease, accordingly. The Company mitigates a portion of the fluctuations in certain foreign currencies through the purchase of foreign currency swaps, forward contracts and options to hedge known commitments, primarily for purchases of inventory and other assets denominated in foreign currencies. The significant appreciation of the U.S. dollar and the sale of the Plastimo business reduced the cumulative translation component of shareholders' equity by $10.5 million in 1997.


   RESULTS OF OPERATIONS
   Summary consolidated financial results are as follows:

   [millions, except per
    share data]                       1997           1996           1995

   Net sales                          $303.1         $344.4         $347.2
   Gross profit                        111.3          119.7          138.2
   Operating expenses(1)                99.3          121.2          114.4
   Operating profit (loss)              12.0           (1.5)          23.7
   Interest expense                      8.8           10.2            7.6
   Net income (loss)                     2.1          (11.4)          10.1
   Per common share                     0.25          (1.40)          1.25

   (1) Includes nonrecurring charges of $0.3 million and $6.8 million in 1997 and 1996, respectively.

   1997 vs 1996

   Net Sales
   Net sales were $303.1 million in 1997 compared to $344.4 million in 1996, a decrease of 12%. The sale of the Company's Plastimo marine business in January 1997 accounted for $28.5 million of the shortfall in sales. Sales as measured in U.S. dollars were also negatively impacted by the effect of weaker foreign currencies relative to the U.S. dollar in comparison to 1996. Excluding the effects of foreign currency movements and the sale of the Plastimo business, worldwide sales decreased $0.2 million from 1996. The remainder of the shortfall was due primarily to decreases in sales of motors and fishing products, as the overall market for such products declined, offset by sales of businesses acquired in 1997.

   Operating Results
   The Company recognized an operating profit of $12 million in 1997 compared to an operating loss of $1.5 million in 1996. Several factors accounted for the turnaround. Gross profit margins increased from 34.8% in 1996 to 36.7% in 1997. Unusual charges related to reduction of inventories to their net realizable value reduced the 1996 gross profit by $10.5 million, or 3.1%. Underabsorption of overhead expenses due to lower sales volume and sales of excess inventory at lower than normal margins mitigated the increase in gross margins in 1997. The Company also continues to experience margin pressure in all of its businesses due to competition from other businesses.

   Operating expenses, excluding nonrecurring charges, totaled
   $99 million, or 32.7% of sales, in 1997 compared to $114.4 million, or 33.2% of sales, in 1996. The sale of the Company's Plastimo marine business accounted for $8 million of the reduction in operating expenses. The remainder of the decrease was attributable to management's efforts to control such expenses and the impact of weaker foreign currencies, all of which were offset by operating expenses of businesses acquired in 1997. Virtually all categories of expenses declined in the aggregate and as a percentage of sales.

   The Company recognized nonrecurring charges totaling $0.3 million in 1997. These charges resulted primarily from severance and other costs related to the integration of acquired businesses. The Company anticipates additional nonrecurring charges of $3 to $4 million will be incurred over the next two years to integrate recent acquisitions into its business.

   Other Income and Expenses
   Interest expense decreased $1.4 million in 1997, reflecting lower debt levels resulting from the sale of the Plastimo marine business and due to lower levels of working capital, primarily inventory and accounts receivable. Offsetting the decline was additional interest expense from debt used to consummate acquisitions.

   Overall Results
   The Company recognized net income of $2.1 million in 1997, or $0.25 per share, compared to a loss of $11.4 million, or $1.40 per share, in 1996. The Company recognized income tax expense of $1.9 million in 1997, an effective rate of 48.1%, due to earnings in foreign jurisdictions that are taxed at higher rates than in the U.S. The tax benefit of operating losses generated in the U.S. did not fully offset the taxes in these foreign jurisdictions.


   1996 vs 1995

   Net Sales
   Net sales were $344.4 million in 1996 compared to $347.2 million in 1995, a decrease of 1%. Sales as measured in U.S. dollars were negatively impacted by the effect of weaker foreign currencies relative to the U.S. dollar in comparison to 1995. Excluding the effects of foreign currency movements, worldwide sales increased nominally over 1995.

   Poor spring weather in North America contributed to a decline in sales of 4% in that region in 1996. Both the fishing and outdoor equipment businesses were impacted. The delay, until February 1996, in the introduction of a new fishing line product due to production problems encountered by the supplier also negatively impacted revenue in 1996.

   European sales as measured in U.S. dollars increased 6% in 1996, led by strong growth in the outdoor equipment and diving businesses. Excluding currency effects, European sales increased 7% in 1996.

   The Company's Asian business, which is concentrated in Japan and Australia, recognized a decline in sales of 11% in 1996 due to the significant decline in the Japanese yen relative to the U.S. dollar. Excluding the impact of foreign currencies, sales in Asia increased 2% as the Australian business generated significant sales growth.

   Operating Results
   The Company recognized an operating loss of $1.5 million in 1996 compared to operating profit of $23.7 million in 1995. Several factors accounted for the operating loss. Gross profit margins declined from 39.8% in 1995 to 34.8% in 1996. Unusual charges related to reduction of inventories to their net realizable value reduced gross profit by $10.3 million, or 3%. Most significantly impacted was the North American fishing business, which had the most significant buildup of inventory and recognized the bulk of the losses. Changes in management and the end of the peak selling season contributed to the timing of the loss, which was recognized in the fourth quarter.

   Operating expenses, excluding nonrecurring charges, totaled $114.4 million, or 33% of sales in both 1996 and 1995. While overall operating expenses remained level, financial and administrative management expenses increased $0.8 million. Amortization expense increased $0.5 million in 1996 due to a full year of amortization of intangible assets related to acquisitions completed in 1995.

   The Company recognized nonrecurring charges totaling $6.8 million in 1996. These charges resulted from writedowns of long-lived assets totaling $2.9 million, the expected loss of $2 million on the sale of the Company's Plastimo marine business, and charges totaling $1.9 million related to the relocation of one of its manufacturing locations and the outsourcing of the distribution function of another business.

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

   Overall Results
   The Company recognized a net loss of $11.4 million in 1996, or $1.40 per share, compared to earnings of $10.1 million, or $1.25 per share, in 1995. The Company recognized income tax expense of $0.2 million in 1996, despite a pretax loss, due to earnings in foreign jurisdictions that are taxed at higher rates than in the U.S. The tax benefit of operating losses generated in the U.S. did not fully offset the taxes in these foreign jurisdictions. In addition, the Company recognized income tax expense totaling $0.5 million on the expected disposition of the Plastimo business, despite a pretax loss of $2 million, due to differences between the tax basis and financial statement carrying values of the related assets. The disproportionate contribution of earnings from foreign businesses is attributable to the inventory writedowns and nonrecurring charges noted above, which are largely being recognized in the United States.


   FINANCIAL CONDITION
   The following discusses changes in the Company's liquidity and capital resources.

   OPERATIONS
   The following table sets forth the Company's working capital position at the end of each of the past three years:

   [millions]                         1997           1996           1995

   Current assets                     $152.7         $189.7         $185.4
   Current liabilities                  66.1           88.4           63.9
   Working capital                     $86.6         $101.3         $121.5
   Current ratio                    2.3 to 1       2.1 to 1       2.9 to 1

   Cash flows provided by operations totaled $20 million in 1997 versus usage of $6.5 million of cash in 1996. Proactive management efforts, which led to reduction of inventories of $13.1 million in 1997 versus growth of $17.6 million in 1996, accounted for a significant amount of the net change in cash flows. The Company's profitability in 1997 also contributed to the positive cash flow. Sales below expectations contributed to the growth in inventory in 1996.

   Accounts receivable increased $2.7 million in 1997, offsetting the net increase in cash, and decreased $2.4 million in 1996. Accounts payable and accrued liabilities decreased $3.7 million in 1997 and $1.1 million in 1996, negatively impacting the net flow of cash from operations.

   Depreciation and amortization charges were $11.9 million in 1997, $10.6 million in 1996 and $8.3 million in 1995. Amortization of intangible assets arising from the Company's 1997 and 1995 acquisitions and increased depreciation from capital spending in 1997, 1996 and 1995 accounted for the increases in these charges.

   INVESTING ACTIVITIES
   Expenditures for property, plant and equipment were $10.8 million in 1997, $10.7 million in 1996 and $15.5 million in 1995. The Company's recurring investments are made primarily for tooling for new products and information systems improvements. In 1998, capital expenditures are anticipated to total approximately $9 million. These expenditures are expected to be funded by working capital or existing bank lines of credit. A portion of the Company's 1998 capital expenditures is designated for information systems improvements to comply with Year 2000 issues. The Company anticipates no disruption of its business related to these issues.

   The Company completed the acquisitions of two businesses in 1997, which increased tangible and intangible assets and debt by $37 million. The sale of the Company's Plastimo business in January 1997 provided $13.9 million of cash, which was used to reduce short-term debt.

   FINANCING ACTIVITIES
   The following table sets forth the Company's debt and capital structure at the end of the past three years:

   [millions]                         1997           1996           1995

   Current debt                       $ 26.1         $ 43.1         $ 18.6
   Long-term debt                       88.7           61.5           68.9
   Total debt                          114.8          104.6           87.5
   Shareholders' equity                117.7          126.4          141.3
   Total capitalization               $232.5         $231.0         $228.8
   Total debt to total
        capital ratio                   49.4%          45.3%          38.2%

   Cash flows from financing activities totaled $6.9 million in 1997 and $17.6 million in 1996. In October 1997, the Company consummated a private placement of long-term debt totaling $25 million. In anticipation of this financing, short-term debt to be repaid totaling $25 million at October 3, 1997 was classified as long-term. Payments on long-term debt required to be made in 1998 total $8 million. At October 3, 1997, the Company had available unused credit facilities in excess of $93 million, which is believed to be adequate for its needs.


   OTHER FACTORS
   The Company has not been significantly impacted by inflationary pressures over the last several years. However, from time to time the Company faces changes in the prices of commodities. Price increases and, in certain situations, price decreases are implemented for individual products, when appropriate. The Company anticipates that rising costs of basic raw materials may impact 1998 operating costs and, accordingly, the prices of its products. Fluctuations in foreign currencies may also impact the cost of the Company's products. The Company is involved in continuing programs to mitigate the impact of cost increases through changes in product design, identification of sourcing and manufacturing efficiencies and foreign currency hedges.


   PENDING ACCOUNTING CHANGES
   In 1997, the FASB issued Statement 128, Earnings Per Share, which requires changes in the current method of computation of, and disclosures with regard to, earnings per share. The Company will adopt Statement 128 in 1998, as required. The calculation of basic earnings per share required under Statement 128 will be substantially the same as the amounts of earnings per common share currently being reported by the Company. The amounts calculated as diluted earnings per share under Statement 128 will be nominally lower than the related basic earnings per share.

   The FASB has issued a number of other pronouncements related to financial statement disclosure. These pronouncements will not impact the financial position, results of operations or cash flows of the Company, when adopted.



   Consolidated Balance Sheets
   Johnson Worldwide Associates, Inc. and Subsidiaries


   [thousands, except share data]      October 3, 1997     September 27, 1996

   ASSETS
   Current assets:
     Cash and temporary cash
      investments                          $7,130               $12,697
     Accounts receivable, less
      allowance for doubtful
      accounts of $2,693 and
      $2,235, respectively                 51,168                55,847
     Inventories                           78,694               101,903
     Deferred income taxes                  7,976                 8,896
     Other current assets                   7,781                10,336
                                          -------               -------
   Total current assets                   152,749               189,679
   Property, plant and equipment           31,360                30,154
   Deferred income taxes                   10,221                 5,844
   Intangible assets                       82,127                54,422
   Other assets                               562                   669
                                          -------               -------
   Total assets                          $277,019              $280,768
                                          =======               =======
   LIABILITIES AND
    SHAREHOLDERS' EQUITY
   Current liabilities:
     Short-term debt and current
        maturities of long-term debt      $26,082               $43,118
     Accounts payable                      10,672                11,086
     Accrued liabilities:
        Salaries and wages                  4,974                 6,260
        Income taxes                        2,076                 4,283
        Other                              22,305                23,659
                                          -------               -------
   Total current liabilities               66,109                88,406
   Long-term debt, less current
     maturities                            88,753                61,501
   Other liabilities                        4,426                 4,437
                                          -------               -------
   Total liabilities                      159,288               154,344
                                          -------               -------
   Shareholders' equity:
     Preferred stock: none issued             -                     -
     Common stock:
        Class A shares issued:
          October 3, 1997, 6,905,523;
          September 27, 1996, 6,901,801       345                   345
        Class B shares issued
          (convertible into Class A):
          October 3, 1997, 1,227,915;
          September 27, 1996, 1,228,137        61                    61
     Capital in excess of par value        44,186                44,084
     Retained earnings                     79,882                77,940
     Contingent compensation                  (85)                 (121)
     Cumulative translation
        adjustment                         (6,356)                4,115
     Treasury stock, at cost:
        October 3, 1997: 23,600
        Class A shares                       (302)                  -
                                          -------               -------
   Total shareholders' equity             117,731               126,424
                                          -------               -------
   Total liabilities and
     shareholders' equity                $277,019              $280,768
                                          =======               =======

   The accompanying notes are an integral part of the consolidated financial statements.


   Consolidated Statements of Operations
   Johnson Worldwide Associates, Inc. and Subsidiaries


                                              Year Ended
   [thousands, except         October 3,      September 27,     September 29,
    per share data]              1997              1996             1995

   Net sales                   $303,121          $344,373         $347,190
   Cost of sales                191,789           224,649          209,035
                                -------           -------          -------
   Gross profit                 111,332           119,724          138,155
                                -------           -------          -------
   Operating expenses:
     Marketing and selling       66,259            78,348           78,743
     Financial and
      administrative
      management                 23,031            26,139           25,304
     Research and
      development                 5,453             6,537            6,531
     Amortization of
      acquisition costs           2,631             2,500            2,003
     Profit sharing               1,612               908            1,830
     Nonrecurring charges           335             6,768              -
                                -------           -------          -------
   Total operating expenses      99,321           121,200          114,411
                                -------           -------          -------
   Operating profit (loss)       12,011            (1,476)          23,744
   Interest income                 (471)             (612)            (774)
   Interest expense               8,780            10,181            7,613
   Other (income)
    expenses, net                  (257)              116              (87)
                                -------           -------          -------
   Income (loss) before
    income taxes                  3,959           (11,161)          16,992
   Income tax expense             1,903               194            6,903
                                -------           -------          -------
   Net income (loss)             $2,056          $(11,355)         $10,089
                                =======           =======          =======
   EARNINGS (LOSS) PER
    COMMON SHARE                  $0.25            $(1.40)           $1.25
                                =======           =======          =======


   The accompanying notes are an integral part of the consolidated financial statements.



   Consolidated Statements of Shareholders' Equity
   Johnson Worldwide Associates, Inc. and Subsidiaries


                                                 Capital in                                     Cumulative
                                     Common      Excess of       Retained      Contingent       Translation     Treasury
   [thousands]                       Stock       Par Value       Earnings      Compensation     Adjustment      Stock
   BALANCE AT SEPTEMBER 30, 1994     $  405        $43,330         $79,538       $  (242)         $5,166        $   -
   Net income                           -              -            10,089           -               -              -
   Exercise of stock options              1            384             (95)          -               -              910
   Tax benefit of stock
     options exercised                  -              118             -             -               -              -
   Issuance of restricted stock         -              -                (7)         (222)            -              229
   Issuance of stock under
     employee stock purchase plan       -              136             -             -               -              -
   Amortization of contingent
     compensation                       -              -               -             200             -              -
   Other treasury stock
     transactions                       -              -               -             -               -           (1,381)
   Translation adjustment               -              -               -             -             2,703            -
                                    -------        -------         -------        ------          ------         ------
   BALANCE AT SEPTEMBER 29, 1995        406         43,968          89,525          (264)          7,869           (242)
   Net loss                             -              -           (11,355)          -               -              -
   Exercise of stock options            -              -               (98)          -               -              295
   Tax benefit of stock
     options exercised                  -               61             -             -               -              -
   Issuance of restricted
     stock                              -              -               -             (67)            -               67
   Issuance of stock under
     employee stock purchase
     plan                               -               55            (132)          -               -              291
   Amortization of contingent
     compensation                       -              -               -             210             -              -
   Other treasury stock
     transactions                       -              -               -             -               -             (411)
   Translation adjustment               -              -               -             -            (3,754)           -
                                    -------        -------         -------        ------          ------         ------
   BALANCE AT SEPTEMBER 27, 1996        406         44,084          77,940          (121)          4,115            -
   Net income                           -              -             2,056           -               -              -
   Exercise of stock options            -              -              (114)          -               -              284
   Tax benefit of stock
     options exercised                  -               58             -             -               -              -
   Issuance of restricted
     stock                              -               44             -             (67)            -               23
   Amortization of
     contingent compensation            -              -               -             103             -              -
   Other treasury stock
     transactions                       -              -               -             -               -             (609)
   Translation adjustment               -              -               -             -           (10,471)           -
                                    -------        -------         -------        ------          ------         ------
   BALANCE AT OCTOBER 3, 1997       $   406        $44,186         $79,882       $   (85)        $(6,356)       $  (302)
                                    =======        =======         =======        ======          ======         ======


   The accompanying notes are an integral part of the consolidated financial statements.


   Consolidated Statements of Cash Flows
   Johnson Worldwide Associates, Inc. and Subsidiaries


                                                Year Ended
                                 October 3,     September 27,   September 29,
   [thousands]                      1997            1996            1995

   CASH PROVIDED BY (USED
    FOR) OPERATIONS
   Net income (loss)             $  2,056       $  (11,355)     $   10,089
   Noncash items:
     Depreciation and
      amortization                 11,949           10,561           8,314
     Provision for
      doubtful accounts
      receivable                    1,604            1,662           1,567
     Provision for
      inventory reserves              445           12,202           1,561
     Deferred income taxes         (4,127)          (6,842)            179
     Writedown of property,
      plant and equipment             -              1,846             -
     Writedown of intangible
      assets                          -              1,070             -
     Loss on sale of
      business                        -              2,000             -

   Change in assets and
    liabilities, net of
    effect of businesses
    acquired or sold:
     Accounts receivable           (2,747)           2,412          (6,637)
     Inventories                   13,071          (17,571)        (23,386)
     Accounts payable and
      other accrued
      liabilities                  (3,749)          (1,128)          7,256
     Restructuring accrual            -                -            (1,077)
     Other, net                     1,489           (1,332)         (4,147)
                                  -------           ------          ------
                                   19,991           (6,475)         (6,281)
                                  -------           ------          ------

   CASH USED FOR
    INVESTING ACTIVITIES
   Net assets of businesses
    acquired, net of cash         (37,169)             -          (28,070)
   Proceeds from sale of
    business, net of cash          13,937              -              -
   Additions to property,
    plant and equipment           (10,816)         (10,685)       (15,501)
   Sales of property, plant
    and equipment                   2,596            3,583          3,403
                                  -------          -------        -------
                                  (31,452)          (7,102)       (40,168)
                                  -------          -------        -------
   CASH PROVIDED BY
    FINANCING ACTIVITIES
   Issuance of senior notes           -             45,000            -
   Issuance of other long-term
    notes                          10,543              -              -
   Principal payments on
    senior notes and other
    long-term notes                (7,358)          (7,341)        (6,662)
   Proceeds from revolving
    credit facilities                 -                -           13,172
   Repayment of revolving
    credit facilities                 -            (13,412)           -
   Net change in short-term
    debt                            4,085           (6,717)        32,928
   Common stock transactions         (382)              61             73
                                  -------           ------         ------
                                    6,888           17,591         39,511

   Effect of foreign currency
    fluctuations on cash             (994)            (261)           294
                                  -------           ------         ------
   Increase (decrease) in cash
    and temporary cash
    investments                    (5,567)           3,753         (6,644)

   CASH AND TEMPORARY CASH
    INVESTMENTS
   Beginning of year               12,697            8,944         15,588
                                  -------           ------         ------
   End of year                   $  7,130          $12,697       $  8,944
                                  =======           ======        =======


   The accompanying notes are an integral part of the consolidated financial statements.


   Notes to Consolidated Statements
   Johnson Worldwide Associates, Inc. and Subsidiaries

   Johnson Worldwide Associates, Inc. is an integrated, global outdoor recreation products company engaged in the design, manufacture and marketing of brand name motors and fishing, watercraft, outdoor equipment and diving products.

   1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   All amounts, other than share and per share amounts, are stated in thousands.

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

   The Company's fiscal year ends on the Friday nearest September 30. The fiscal year ended October 3, 1997 (hereinafter 1997) comprises 53 weeks. The fiscal years ended September 27, 1996 and September 29, 1995 (hereinafter 1996 and 1995, respectively) each comprise 52 weeks.

   Cash and Temporary Cash Investments
   For purposes of the consolidated statements of cash flows, the Company considers all short-term investments in interest-bearing bank accounts, securities and other instruments with an original maturity of three months or less, to be equivalent to cash.

   Inventories
   Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

   Inventories at the end of the respective years consist of the following:

                                   1997          1996
   Raw materials                 $27,032        $ 30,102
   Work in process                 5,036           6,167
   Finished goods                 56,846          79,299
                                  ------         -------
                                  88,914         115,568
   Less reserves                  10,220          13,665
                                  ------         -------
                                 $78,694        $101,903
                                  ======         =======

   In 1996, the Company recorded charges totaling $10,304 to reduce the carrying value of certain elements of inventory to their net realizable value.

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

   Property, plant and equipment at the end of the respective years consist of the following:

                                                1997            1996

   Property and improvements                    $   956         $   987
   Buildings and improvements                    16,086          15,685
   Furniture, fixtures and equipment             63,853          61,009
                                                 ------          ------
                                                 80,895          77,681
   Less accumulated depreciation                 49,535          47,527
                                                 ------          ------
                                                $31,360         $30,154
                                                 ======          ======

   Intangible Assets
   Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method with periods ranging from 15 to 40 years for goodwill and 3 to 16 years for patents, trademarks and other intangible assets.

   The Company annually assesses the recoverability of intangible assets, primarily by determining whether the amortization of the balance over its remaining life can be recovered through projected undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured primarily based on the deficiency of projected discounted future operating cash flows relative to the value of the asset, using a discount rate reflecting the Company's cost of capital, which is currently approximately 11%.

   Intangible assets at the end of the respective years consist of the following:

                                                1997            1996

   Goodwill                                     $94,274         $66,260
   Patents, trademarks and other                  4,113           4,357
                                                 ------          ------
                                                 98,387          70,617
   Less accumulated amortization                 16,260          16,195
                                                 ------          ------
                                                $82,127         $54,422
                                                 ======          ======

   Income Taxes
   The Company provides for income taxes currently payable, and deferred income taxes resulting from temporary differences between financial statement and taxable income, using the asset and liability method.

   Federal and state income taxes are provided on foreign subsidiary income distributed to or taxable in the United States during the year. At October 3, 1997, net undistributed earnings of foreign subsidiaries total approximately $42,123. A substantial portion of these unremitted earnings have been permanently invested abroad and no provision for federal or state taxes is made on these amounts. With respect to that portion of foreign earnings which may be returned to the United States, provision is made for taxes if the amounts are significant.

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

   Foreign Operations and Derivative Financial Instruments
   The Company operates internationally, which gives rise to exposure to market risk from movements in foreign exchange rates. The Company uses foreign currency forward contracts and options in its selective hedging of foreign exchange exposure. Gains and losses on contracts that qualify as hedges are recognized as an adjustment of the carrying amount of the item hedged. The Company primarily hedges assets, inventory purchases and loans denominated in foreign currencies. The Company does not enter into foreign exchange contracts for trading purposes. Gains and losses on unhedged exposures are recorded in operating results.

   At October 3, 1997, foreign currency forward contracts and options with a notional value of approximately $4,499 are in place, hedging existing and anticipated transactions. Substantially all of these contracts mature in 1998. Failure of the counterparties to perform their obligations under these contracts would expose the Company to the risk of foreign currency rate movements for those contracts. The Company does not believe the risk is significant. At October 3, 1997, the fair value of these instruments is not significant.

   Foreign currency swaps effectively denominate, in foreign currencies, existing U.S. dollar denominated debt of the Company. This foreign currency debt serves as a hedge of foreign assets. Accordingly, gains and losses on such swaps are recorded in shareholders' equity.

   Assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange existing at the end of the year. Results of operations are translated at monthly average exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are classified as a separate component of shareholders' equity.

   Revenue Recognition
   Revenue from sales is recognized on the accrual basis, primarily upon the shipment of products, net of estimated costs of returns and allowances.

   Advertising
   The Company expenses substantially all costs of production of advertising the first time the advertising takes place. Cooperative promotional arrangements are accrued in relation to sales.

   Advertising expense in 1997, 1996 and 1995 totals $21,512, $26,657 and $26,151, respectively. Capitalized costs at October 3, 1997 and September 27, 1996 total $1,947 and $2,036, respectively, and primarily include catalogs and costs of advertising which has not yet run for the first time.

   Research and Development
   Research and development costs are expensed as incurred.

   Stock-Based Compensation
   The Company adopted FASB Statement 123, Accounting for Stock-Based Compensation, in 1997. Statement 123 allows the Company to continue to account for stock options using the intrinsic value based method. The fair value of restricted shares awarded in excess of the amount paid for such shares is recognized as contingent compensation and is being amortized over 1-3 years from the date of award, the period after which all restrictions lapse.

   Reclassifications
   Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

   Pending Accounting Changes
   In 1997, the FASB issued Statement 128, Earnings Per Share, which requires changes in the current method of computation of, and disclosures with regard to, earnings per share. The Company will adopt Statement 128 in 1998, as required. The calculation of basic earnings per share required under Statement 128 will be substantially the same as the amounts of earnings per common share currently being reported by the Company. The amounts calculated as diluted earnings per share under Statement 128 will be nominally lower than the related basic earnings per share.

   The FASB has issued a number of other pronouncements related to financial statement disclosure. These pronouncements will not impact the financial position, results of operations or cash flows of the Company, when adopted.


   2  NONRECURRING CHARGES

   In 1997, the Company recorded severance and other exit costs totaling $335 related to the integration of acquired businesses.

   In 1996, the Company adopted FASB Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and determined that certain of its products would be discontinued. As a result, assets totaling $1,846, consisting primarily of tooling, were written off. The Company also determined that the carrying value of goodwill of one of its subsidiaries, which the Company subsequently closed, could not be recovered through undiscounted future cash flows. Accordingly, the related intangible assets, totaling $1,070, were written off.

   In 1996, the Company recorded involuntary severance and other exit costs totaling $1,852 related to the relocation of one of its manufacturing locations and the outsourcing of the distribution function of another business. Substantially all of the $1,389 remaining accrued liability at September 27, 1996 was disbursed in 1997. Approximately 80 employees were impacted by these actions.

   In 1996, the Board of Directors approved a plan to divest the Company's Plastimo business. The Company estimated the sale of this business would result in a loss of approximately $2,000. Accordingly, this loss was recognized in 1996 operating results. The Company completed the sale of this business in 1997 without recognizing any additional gain or loss. Net sales and operating losses of this business, to the date of disposition, were $7,910 and $1,184, respectively, in 1997.


   3  ACQUISITIONS

   In October 1997, subsequent to the end of the 1997 fiscal year, the Company completed the acquisition of certain assets of Soniform, Inc., a manufacturer of diving buoyancy compensators, and the common stock of Plastiques L.P.A. Limite, a privately held Canadian manufacturer of kayaks. The purchase prices for the acquisitions total approximately $3,256.

   In July 1997, the Company completed the acquisition of the common stock of Uwatec AG (Uwatec), a privately held manufacturer and marketer of diving computers and other electronic instruments. The initial purchase price, including direct expenses, for the acquisition was approximately $33,448, of which $32,800 was recorded as intangible assets and is being amortized over 25 years. Additional payments in 1998 through 2000 are dependent upon achievement of specified levels of profitability of the acquired business. In connection with the acquisition, the Company entered into a long-term product development and intellectual property agreement with an unaffiliated party with which Uwatec conducts business and an employment agreement with a key employee and former shareholder of Uwatec.

   In July 1997, the Company completed the acquisition of substantially all of the assets of Ocean Kayak, Inc., a privately held manufacturer and marketer of kayaks. The initial purchase price, including direct expenses, for the acquisition was approximately $4,961, of which $2,704 was recorded as intangible assets and is being amortized over 25 years. Additional payments in 1998 and 1999 are dependent upon achievement of specified levels of sales of the acquired business.

   The following pro forma operating results are unaudited and reflect purchase accounting adjustments assuming the acquisition of Uwatec and sale of Plastimo had been consummated at the beginning of each year presented:

                                   1997                           1996
   Net sales                     $312,081                       $332,700
   Net loss                        (1,018)                       (12,526)
   Loss per common share            (0.13)                         (1.54)

   In 1995, the Company acquired substantially all the assets of a line of fishing tackle products. The initial purchase price, including direct expenses, of the acquisition was $25,470, of which $22,042 was recorded as intangible assets and is being amortized over 25 years. Additional payments in the years 1998 through 2001 are dependent upon the achievement of specified levels of sales and profitability of certain of the acquired products. No additional payments were required in either 1997 or 1996.

   In 1995, the Company acquired substantially all the assets of a line of electric motors and marine accessories. The purchase price of the acquisition was $2,600 of which $2,231 was recorded as intangible assets and is being amortized over 15 years. Additional payments in the years 1998 through 2000 are dependent upon achievement of specified levels of sales of the acquired product line. No additional payments were required in either 1997 or 1996.

   All acquisitions were accounted for using the purchase method and, accordingly, the consolidated financial statements include the results of operations since the respective dates of acquisition. Additional payments, if required, will increase intangible assets in future years.


   4  INDEBTEDNESS

   Short-term debt at the end of the respective years consists of the following:

                                                  1997            1996
   Commercial paper and bank loans              $43,118         $35,599
   Current maturities of long-term debt           7,964           7,519
                                                 ------          ------
                                                 51,082          43,118
   Less short-term debt to be refinanced         25,000             -
                                                 ------          ------
                                                $26,082         $43,118
                                                 ======          ======

   Short-term credit facilities provide for borrowings with interest rates set periodically by reference to market rates. Commercial paper rates are set by competitive bidding. The weighted average interest rate on short-term indebtedness was 5.6% and 5.8% at October 3, 1997 and September 27, 1996, respectively. The Company's primary facility is a $100,000 revolving credit agreement expiring in 2001, which includes $70,000 in support of commercial paper issuance. The Company has lines of credit, both foreign and domestic, totaling $136,324, of which $93,430 is available at October 3, 1997. The Company also utilizes letters of credit for trade financing purposes.

   Long-term debt at the end of the respective years consists of the following:

                                                  1997            1996
   1996 Senior notes                            $45,000         $45,000
   1993 Senior notes                             15,000          15,000
   1991 Senior notes                                -             7,000
   Short-term debt to be refinanced              25,000             -
   Other long-term notes, 4.6% to 10.9%,
      maturing through December 2005             11,717           2,020
                                                 ------          ------
                                                 96,717          69,020
   Less current maturities                        7,964           7,519
                                                 ------          ------
                                                $88,753         $61,501
                                                 ======          ======

   In October 1997, subsequent to the end of the 1997 fiscal year, the Company issued unsecured senior notes totaling $25,000 with an interest rate of 7.15%. The funding commitment for the senior notes was received in July 1997. The senior notes have annual principal payments of $2,000 to $7,000 beginning October 2001 with a final payment due October 2007. Simultaneous with the commitment of the senior notes, the Company executed a foreign currency swap, denominating in Swiss francs all of the principal and interest payments required under the senior notes. The fixed, effective interest rate to be paid on the senior notes as a result of the currency swap is 4.32%. Proceeds from issuance of the senior notes were used to reduce outstanding indebtedness under the Company's primary revolving credit facility. Outstanding short-term debt totaling $25,000 at October 3, 1997 is classified as long-term in anticipation of refinancing with the proceeds of the senior notes.

   $10,020 of the initial purchase price of Uwatec was deferred with principal payments of $2,004 and $8,016 due in 2000 and 2002, respectively. Interest on the deferred amount is payable annually at 6%. This obligation is denominated in Swiss francs. $10,020 of the Company's revolving credit agreement is reserved in support of this obligation through issuance of a letter of credit.

   In 1996, the Company issued unsecured senior notes totaling $30,000 with an interest rate of 7.77% and $15,000 with an interest rate of 6.98%. Total annual principal payments ranging from $5,500 to $7,500 are due beginning in 2000 through 2006.

   In 1993, the Company issued unsecured senior notes totaling $15,000 with an interest rate of 6.58%. Equal annual principal payments of $7,500 are due in 1998 and 1999.

   Aggregate scheduled maturities of long-term debt in each of the five years ending September 2002 are as follows:

   Year
   1998                                         $7,964
   1999                                          7,730
   2000                                          7,945
   2001                                          6,197
   2002                                         16,175

   Interest paid was $9,046, $8,853 and $6,775 for 1997, 1996 and 1995, respectively.

   Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the fair value of the Company's long-term debt as of October 3, 1997 and September 27, 1996 is $98,691 and $69,151, respectively. The carrying value of all other financial instruments approximates the fair value.

   Certain of the Company's loan agreements require that Samuel C. Johnson, members of his family and related entities (Johnson Family) continue to own stock having votes sufficient to elect a 51% majority of the directors. At October 3, 1997, the Johnson Family held approximately 2,477,000 shares or 36% of the Class A common stock, approximately 1,168,000 shares or 95% of the Class B common stock and approximately 74% of the voting power of both classes of common stock taken as a whole. The agreements also contain restrictive covenants regarding the Company's net worth, tangible net worth, indebtedness, fixed charge coverage and distribution of earnings. The Company is in compliance with the restrictive covenants of such agreements, as amended from time to time.


   5  LEASES AND OTHER COMMITMENTS

   The Company leases certain operating facilities and machinery and equipment under long-term, noncancelable operating leases. Future minimum rental commitments under noncancelable operating leases having an initial term in excess of one year at October 3, 1997 are as follows:

   Year
   1998                                         $3,826
   1999                                          3,151
   2000                                          2,402
   2001                                          1,918
   2002                                          1,551
   Thereafter                                    1,022

   Rental expense under all leases was approximately $4,338, $5,309 and $5,141 for 1997, 1996 and 1995, respectively.

   The Company makes commitments in a broad variety of areas, including capital expenditures, contracts for services, sponsorship of broadcast media and supply of finished products and components, all of which are in the ordinary course of business.

   6  INCOME TAXES

   Income tax expense (benefit) for the respective years consists of the following:


                                 1997           1996            1995
   Current:
      Federal                    $  242         $  518          $  309
      State                         (11)           346            (100)
      Foreign                     5,847          6,239           6,489
   Deferred                      (4,175)        (6,909)            205
                                  -----          -----           -----
                                 $1,903         $  194          $6,903
                                  =====          =====           =====

   The significant components of deferred tax expense (benefit) are as follows:

                                  1997           1996           1995
   Deferred tax expense
      (benefit) (exclusive
      of effects of other
      components listed
      below)                     $(4,121)       $(7,304)        $ 325
   Adjustments to
      deferred tax assets
      and liabilities for
      enacted changes
      in tax laws or rates           -              -              10
   Increase (decrease) in
      beginning of the
      year balance of
      the valuation
      allowance for
      deferred tax assets            (54)           395          (130)
                                  ------         ------          ----
                                 $(4,175)       $(6,909)        $ 205
                                  ======         ======          ====

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

   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at the end of the respective years are presented below:


                                   1997           1996            1995
   Deferred tax assets:
      Inventories                $  4,773       $ 6,126         $  1,867
      Compensation                  2,555         2,240            1,782
      Foreign income taxes          1,100           595              988
      Foreign tax credit
         carryforwards              4,211         2,681            1,129
      Net operating loss
         carryforwards              9,487         2,996              407
      Other                         3,645         5,250            4,607
   Total gross deferred
      tax assets                   25,771        19,888           10,780
   Less valuation allowance         4,417         2,941            1,107
                                   ------        ------           ------
                                   21,354        16,947            9,673
                                   ------        ------           ------
   Deferred tax liabilities:
      Foreign statutory reserves    2,041         1,371            1,204
      Acquisition accounting        1,116           836              638
                                   ------        ------           ------
   Total deferred tax
      liabilities                   3,157         2,207            1,842
                                   ------        ------           ------
   Net deferred tax asset         $18,197       $14,740          $ 7,831
                                   ======        ======           ======

   Following is the income (loss) before income taxes for domestic and foreign operations:

                                 1997           1996            1995
   United States                 $(6,998)       $(25,276)       $ 1,164
   Foreign                        10,957          14,115         15,828
                                  ------         -------         ------
                                 $ 3,959        $(11,161)       $16,992
                                  ======         =======         ======

   The significant differences between the statutory federal tax rate and the effective income tax rates are as follows:

                                 1997           1996            1995
   Statutory U.S. federal
      income tax rate            34.0%          (34.0)%         34.0%
   State income taxes,
      net of federal
      income tax benefit         (6.2)          (3.4)           (0.9)
   Foreign rate differential     23.9           22.8             7.9
   Basis difference on
      divestiture of business     -              7.5             -
   Change in beginning
      of year valuation
      allowance for
      foreign tax credits         -              3.9             -
   Foreign operating
      losses (benefit)           (2.0)           1.2             0.9
   Tax credits                    -              -              (1.6)
   Other                         (1.6)           3.7             0.3
                                 ----           ----           -----
                                 48.1%           1.7%           40.6%
                                 ====           ====           =====

   At October 3, 1997, the Company has $4,211 of foreign tax credit carryforwards available to be offset against future U.S. tax liability. The credits begin expiring in 1999 if not utilized.

   During 1997, 1996 and 1995, foreign net operating loss carryforwards were utilized, resulting in a reduction in income tax expense of $54, $34 and $130, respectively. At October 3, 1997, the Company has a U.S. federal operating loss carryforward of $23,495. In addition, certain of the Company's foreign subsidiaries have net operating loss carryforwards totaling $650. These amounts are available to offset future taxable income over the next 14 to 20 years and are anticipated to be utilized during this period.

   Taxes paid were $8,328, $6,816 and $7,318 for 1997, 1996 and 1995, respectively.


   7  EMPLOYEE BENEFITS

   Net periodic pension cost for noncontributory pension plans includes the following components:

                                 1997           1996            1995
   Service cost                  $  292         $  282          $  254
   Interest on projected
      benefit obligation            638            599             582
   Return on plan assets         (1,075)          (436)           (457)
   Net amortization
      and deferral                  547            (72)            (19)
                                   ----           ----           -----
                                 $  402         $  373          $  360
                                   ====           ====           =====

   The funded status of the plans is as follows at the end of each year:

                                                 1997            1996
   Actuarial present value of
      benefit obligations:
         Vested benefits                        $ 6,962         $ 7,031
         Non-vested benefits                        234             187
                                                 ------          ------
   Accumulated benefit obligation                 7,196           7,218
   Effect of projected compensation
    levels                                        1,466           1,779
                                                 ------          ------
   Projected benefit obligation                   8,662           8,997
   Plan assets at fair value                      6,998           6,235
                                                 ------          ------
   Projected benefit obligation
      in excess of plan assets                   (1,664)         (2,762)
   Unrecognized net loss                            605           1,756
   Unrecognized prior service cost                  226             252
   Unrecognized net asset                          (534)           (584)
                                                 ------          ------
   Pension liability recognized in
      the consolidated balance sheets           $(1,367)        $(1,338)
                                                 ======          ======

   Plan assets are invested primarily in stock and bond mutual funds and insurance contracts.

   Actuarial assumptions used to determine the projected benefit obligation and the expected net periodic pension cost are as follows:

                                1997           1996            1995
   Discount rate                 8%             8%              8%
   Rate of increase in
      compensation levels        5              5               5
   Expected long-term rate
      of return on plan assets   8              8               8

   A majority of the Company's full-time employees are covered by profit sharing and defined contribution programs. Participating entities determine profit sharing distributions under various performance and service based formulas.


   8  PREFERRED STOCK

   The Company is authorized to issue 1,000,000 shares of preferred stock in various classes and series, of which there are none currently issued or outstanding.


   9  COMMON STOCK

   Common stock at the end of the respective years consists of the following:

                                                  1997            1996
   Class A, $.05 par value:
      Authorized                                20,000,000      20,000,000
      Outstanding                                6,881,923       6,901,801
   Class B, $.05 par value:
      Authorized                                 3,000,000       3,000,000
      Outstanding                                1,227,915       1,228,137

   Holders of Class A common stock are entitled to elect 25% of the members of the Board of Directors and holders of Class B common stock are entitled to elect the remaining directors. With respect to matters other than the election of directors or any matters for which class voting is required by law, holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share. If any dividends (other than dividends paid in shares of the Company) are paid by the Company on its common stock, a dividend would be paid on each share of Class A common stock equal to 110% of the amount paid on each share of Class B common stock. Each share of Class B common stock is convertible at any time into one share of Class A common stock. During 1997, 1996 and 1995, respectively, 222, 476, and 1,986 shares of Class B common stock were converted into Class A common stock.

   10  STOCK OWNERSHIP PLANS

   The Company's current stock ownership plans provide for issuance of options to acquire shares of Class A common stock by key executives and non-employee directors. Current plans also allow for issuance of restricted stock or stock appreciation rights in lieu of options. Grants of restricted shares are not significant in any year presented. No stock appreciation rights have been granted. All stock options have been granted at a price not less than fair market value at the date of grant and become exercisable over periods of one to four years from the date of grant. Stock options generally have a term of 10 years.

   A summary of stock option activity related to the Company's plans is as follows:

                                                                Weighted
                                                                Average
                                                                Exercise
                                                Shares          Price

   Outstanding at September 30, 1994             587,609        $19.76
   Granted                                       119,000         18.76
   Exercised                                     (70,138)        17.96
   Cancelled                                     (37,525)        20.26
                                                --------
   Outstanding at September 29, 1995             598,946         19.74
   Granted                                       162,000         22.88
   Exercised                                     (12,567)        19.35
   Cancelled                                    (182,158)        20.59
                                                --------
   Outstanding at September 27, 1996             566,221         20.37
   Granted                                       256,000         12.09
   Exercised                                     (24,400)         6.93
   Cancelled                                    (111,300)        16.95
                                                --------
   Outstanding at October 3, 1997                686,521        $18.32
                                                ========         =====

   Other information regarding the Company's stock option plans is as follows:

                                 1997           1996            1995

   Options exercisable
      at end of year             388,264        356,756         338,511
   Weighted average
      exercise price of
      exercisable options        $ 20.75        $ 19.54         $ 19.55
   Weighted average fair
      value of options
      granted during year           4.87           8.85            8.61


   At October 3, 1997, the weighted average remaining contractual lives of stock options outstanding and those currently exercisable are approximately 6.8 years and 5.3 years, respectively.

   Had compensation cost for the Company's stock options been determined using the fair value method, the Company's pro forma operating results would have been as follows:

                                                1997            1996
   Net income (loss)                            $1,659          $(11,608)
   Earnings (loss) per common share               0.20             (1.43)


   The fair value of each option grant was estimated using the Black-Scholes option pricing model with an expected volatility of 35%, a risk free rate equivalent to five year U.S. Treasury securities and an expected life of five years. The pro forma operating results reflect only options granted in 1997 and 1996.

   The Company's employee stock purchase plan provides for the issuance of up to 150,000 shares of Class A common stock at a purchase price of not less than 85% of the fair market value at the date of grant. No shares were issued under this plan in 1997. During 1996 and 1995, 17,375 and 6,701 shares, respectively, were issued under this plan.



   11  RELATED PARTY TRANSACTIONS

   The Company and S.C. Johnson & Son, Inc. are controlled by the Johnson Family. Various transactions are conducted between the Company and organizations controlled by the Johnson Family. These include consulting services, office rental and certain administrative activities.

   Total costs of these transactions are $489, $440 and $523 for 1997, 1996 and 1995, respectively, of which $67 and $106 are payable at October 3, 1997 and September 27, 1996, respectively.



   12  GEOGRAPHIC SEGMENTS OF BUSINESS

   The Company conducts its worldwide operations through separate geographic area organizations which represent major markets or combinations of markets. The operations are conducted in the United States and various foreign countries, primarily in Europe, Canada and the Pacific Basin.

   Net sales and operating profit by geographic area include both sales to customers, as reported in the Company's consolidated statements of operations, and interarea transfers, which are priced to recover cost plus an appropriate profit margin.

   Identifiable assets represent assets that are used in the Company's operations in each geographic area at the end of the years presented.

   A summary of the Company's operations by geographic area is presented below:


                                   1997           1996            1995
   Net sales:
    United States:
       Unaffiliated customers    $175,675       $184,372        $192,426
       Interarea transfers          6,426          6,718           5,749
    Europe:
       Unaffiliated customers     101,751        134,048         126,103
       Interarea transfers          3,922          3,107           3,365
    Other                          25,701         25,976          28,674
      Eliminations                (10,354)        (9,848)         (9,127)
                                  -------        -------         -------
                                 $303,121       $344,373        $347,190
                                  =======        =======         =======
   Operating profit (loss):
      United States              $   (577)      $(17,347)       $  6,004
      Europe                       11,796         13,013          14,409
      Other                           792          2,858           3,331
                                  -------        -------         -------
                                 $ 12,011       $ (1,476)       $ 23,744
                                  =======        =======         =======
   Identifiable assets:
      United States              $138,612       $150,959
      Europe                      118,577        109,026
      Other                        19,830         20,783
                                  -------        -------
                                 $277,019       $280,768
                                  =======        =======

   Export sales in each geographic area total less than 10% of sales to unaffiliated customers. Sales to a single customer and its affiliated entities totaled $33,799 and $34,902 in 1997 and 1995, respectively. No customer accounted for 10% or more of sales in 1996. Operating expenses of the Company's headquarters are included in operating profit (loss) of the United States.


   13  EARNINGS PER SHARE

   Earnings (loss) per share of common stock are computed on the basis of the weighted average number of common shares outstanding. Primary and fully diluted earnings per share are the same.

   The weighted average common shares used in the computation of earnings per common share are 8,111,322, 8,113,776 and 8,080,684 in 1997, 1996 and
   1995, respectively. Common stock equivalents are not significant in any year presented.


   14  LITIGATION

   The Company is subject to various legal actions and proceedings in the normal course of business, including those related to environmental matters. Although litigation is subject to many uncertainties and the ultimate exposure with respect to these matters cannot be ascertained, management does not believe the final outcome will have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

   Auditors' and Management's Reports
   Johnson Worldwide Associates, Inc. and Subsidiaries


   INDEPENDENT AUDITORS' REPORT

   Shareholders and Board of Directors
   Johnson Worldwide Associates, Inc.:

   We have audited the consolidated balance sheets of Johnson Worldwide Associates, Inc. and subsidiaries as of October 3, 1997 and September 27, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended October 3, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnson Worldwide Associates, Inc. and subsidiaries as of October 3, 1997 and September 27, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended October 3, 1997, in conformity with generally accepted accounting principles.

   As discussed in note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of during the year ended September 27, 1996.


   KPMG Peat Marwick LLP
   Milwaukee, Wisconsin
   November 11, 1997


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



   R. C. Whitaker
   President and Chief Executive Officer



   Carl G. Schmidt
   Senior Vice President and Chief Financial Officer


   Five Year Financial Summary
   Johnson Worldwide Associates, Inc. and Subsidiaries


                                                                  Year Ended
   [thousands, except            October 3,     September 27,     September 29,     September 30,      October 1,
    per share data]                 1997           1996              1995              1994               1993
   OPERATING RESULTS(1)
   Net sales                     $  303,121     $  344,373        $  347,190        $  284,343         $  280,292
   Gross profit                     111,332        119,724           138,155           110,474            114,780
   Operating expenses(2)             99,321        121,200           114,411            91,536            103,587
   Operating profit (loss)           12,011         (1,476)           23,744            18,938             11,193
   Interest expense                   8,780         10,181             7,613             6,845              8,309
   Other (income) expense, net         (728)          (496)             (861)             (391)               189
   Income (loss) from
      continuing operations
      before income taxes             3,959        (11,161)           16,992            12,484              2,695
   Income tax expense                 1,903            194             6,903             4,338              2,055
   Income (loss) from
      continuing operations           2,056        (11,355)           10,089             8,146                640
   Income from discontinued
      operations                        -              -                 -                 -                1,169
   Gain (loss) on disposal of
      discontinued operations           -              -                 -               4,052             (3,000)
   Net income (loss)                 $2,056       $(11,355)          $10,089           $12,198            $(1,191)
   Earnings (loss) per common
    share:
       Continuing operations          $0.25         $(1.40)            $1.25             $1.01              $0.08
       Discontinued operations          -              -                 -                0.50              (0.23)
   Net income (loss)                  $0.25         $(1.40)            $1.25             $1.51             $(0.15)
   Weighted average common
      shares outstanding              8,111          8,114             8,081             8,068              7,974

   BALANCE SHEET DATA(1)
   Total assets                    $277,019       $280,768          $278,353          $219,681           $239,121
   Long-term debt, less
    current maturities               88,753         61,501            68,948            31,190             44,543
   Shareholders' equity             117,731        126,424           141,262           128,197            110,818


   (1) All periods have been reclassified to reflect the discontinuation of the Company's Marking Systems group.
   (2) Includes nonrecurring charges of $335, $6,768 and $13,000 in 1997, 1996 and 1993, respectively.


   Quarterly Financial Summary
   Johnson Worldwide Associates, Inc. and Subsidiaries


   [thousands, except           First                   Second                     Third                      Fourth
    per share data]        1997       1996        1997         1996         1997          1996         1997          1996
   Net sales             $51,817    $56,405     $96,111      $111,229       $86,894       $110,705     $68,299       $66,034
   Gross profit           18,129     21,321      37,133        44,332        32,472         42,423      23,598        11,648
   Net income (loss)      (3,866)    (2,793)      4,328         4,090         3,286          4,202     (1,692)       (16,854)
   Earnings (loss)
    per common share     $ (0.48)   $ (0.34)    $  0.53      $   0.50       $  0.41       $   0.52     $(0.21)       $(2.08)
   Stock prices:
      High               $ 15.00    $ 24.25     $ 14.00      $  23.00       $ 13.25       $  19.50     $17.50        $15.25
      Low                  10.75      21.75       12.00         17.50         10.50          13.50     12.25         13.75





   Shareholders' Information

   CORPORATE HEADQUARTERS
   Johnson Worldwide Associates, Inc.
   1326 Willow Road
   Sturtevant, Wisconsin 53177 USA
   [414] 884-1500

   INTERNET ADDRESSES
   http://www.jwa.com
   http://www.eurekatents.com (Eureka! commercial tents) http://www.mitchell-sports.com (Mitchell) http://www.oceankayak.com (Ocean Kayak) http://www.otccanoe.com (Old Town) http://www.uwatec.com (Uwatec) http://www.wolfskin.de (Jack Wolfskin)

   COMMON STOCK
   Nasdaq Symbol: JWAIA
   Class A Common Stock is traded on the Nasdaq Over the Counter National Market System.

   ANNUAL MEETING
   The Annual Meeting of Shareholders will convene at 9:45 a.m. [CST] on January 28, 1998, at the Company's Headquarters.

   FORM 10-K
   You may receive a copy of the Johnson Worldwide Associates, Inc. Form 10-K filed with the Securities and Exchange Commission by writing to the Secretary at Corporate Headquarters or via the internet to:
   cschmidt@racine.jwa.com.

   TRANSFER AGENT AND REGISTRAR
   Firstar Trust Company
   Corporate Trust Department
   P.O. Box 2077
   Milwaukee, Wisconsin 53201

   SHAREHOLDER INQUIRIES
   Communication concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent.



   Executive Officers

   R. C. WHITAKER, 50
   President and Chief Executive Officer.
   1 year of service with JWA.

   CARL G. SCHMIDT, 41
   Senior Vice President and Chief Financial Officer, Secretary and
   Treasurer.
   3 years of service with JWA.


   Board of Directors

   <photo>
   SAMUEL C. JOHNSON, 69
   Chairman of the Board.
   Director since 1970.
   Chairman of S.C. Johnson & Son, Inc.
   Also Director of Mobil Corporation, H.J. Heinz Company and Deere &
   Company.

   <photo>
   THOMAS F. PYLE, JR., 56
   Vice Chairman of the Board.
   Director since 1987.
   Chairman, The Pyle Group.
   Also Director of Kewaunee Scientific Corporation, Riverside Paper Corporation and Sub Zero Corporation.

   <photo>
   RAYMOND F. FARLEY, 73
   Director since 1970.
   Retired President and Chief Executive Officer of S.C. Johnson & Son, Inc. Also Director of Hartmarx Corporation and Snap-on Incorporated.


   <photo>
   DONALD W. BRINCKMAN, 66
   Director since 1988.
   Chairman, Chief Executive Officer and Founder of Safety-Kleen Corporation.

   Also Director of Pay-Chex, Inc. and Snap-on Incorporated.

   <photo>
   HELEN P. JOHNSON-LEIPOLD, 40
   Director since 1994.
   Vice President, Personal and Home Care Products of S.C. Johnson & Son,
   Inc.

   <photo>
   R. C. WHITAKER, 50
   President and Chief Executive Officer.
   Director since 1996.
   Also Director of Weirton Steel Corporation.

   <photo>
   GREGORY E. LAWTON, 46
   Director since 1997.
   President and Chief Executive Officer of NuTone, Inc.

   <photo>
   GLENN N. RUPP, 53
   Director since 1997.
   Chairman and Chief Executive Officer of Converse Inc.
   Also Director of Consolidated Papers, Inc.



   1326 Willow Road
   Sturtevant, Wisconsin
   53177 USA
   [414] 884-1500